     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 NETZERO, INC.

             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

           DELAWARE                          7370                  95-4644384
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
     of Incorporation or         Classification Code Number)     Identification
        Organization)                                               Number)

                              2555 TOWNSGATE ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91361
                                 (805) 418-2000

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                         ------------------------------

                                MARK R. GOLDSTON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NETZERO, INC.
                              2555 TOWNSGATE ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91361
                                 (805) 418-2000
 (Name, Address Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:

        RICHARD A. FINK, ESQ.                    KENNETH M. SIEGEL, ESQ.
        KEVEN F. BAXTER, ESQ.                      PAUL B. SHINN, ESQ.
         JOSEPH H. CHI, ESQ.                      ROBERT E. DAWSON, ESQ.
         AMY J. HANSEN, ESQ.                 WILSON SONSINI GOODRICH & ROSATI
   BROBECK, PHLEGER & HARRISON LLP                  650 PAGE MILL ROAD
         38 TECHNOLOGY DRIVE                 PALO ALTO, CALIFORNIA 94304-1050
       IRVINE, CALIFORNIA 92618                       (650) 493-9300
            (949) 790-6300

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                         ------------------------------

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                             TITLE OF EACH CLASS OF                                PROPOSED MAXIMUM AGGREGATE
                          SECURITIES TO BE REGISTERED                                  OFFERING PRICE (1)
Common Stock, $0.001 par value..................................................          $115,000,000

                             TITLE OF EACH CLASS OF                                        AMOUNT OF

                          SECURITIES TO BE REGISTERED                                   REGISTRATION FEE

Common Stock, $0.001 par value..................................................            $31,970


(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o).
                         ------------------------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR DOES IT SEEK AN OFFER TO BUY, THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION. DATED JULY  , 1999.

                                         Shares

     [LOGO]
                                 NETZERO, INC.
                                  Common Stock

                               ------------------

    This is an initial public offering of shares of common stock of NetZero,
Inc. NetZero is offering all of the       shares of common stock to be sold in
this offering.

    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $           and $           . Application has been made
for quotation of the common stock on The Nasdaq National Market under the symbol "NZRO".

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                                       PER SHARE        TOTAL
                                                                                      -----------  ----------------
     Initial public offering price..................................................   $           $
     Underwriting discount..........................................................   $           $
     Proceeds, before expenses, to NetZero..........................................   $           $

    The underwriters may purchase, under certain circumstances, up to an
additional       shares of common stock from NetZero, at the initial public offering price less the underwriting discount.

                            ------------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on              , 1999.

GOLDMAN, SACHS & CO.

            DONALDSON, LUFKIN & JENRETTE

                        HAMBRECHT & QUIST

                                    WIT CAPITAL CORPORATION

                            ------------------------

                      Prospectus dated            , 1999.

                              [INSIDE FRONT COVER]
                       [SCHEMATIC OF THE ZEROPORT WINDOW]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY SHOULD BE READ TOGETHER WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS: (1) REFLECTS THE AUTOMATIC CONVERSION OF OUR OUTSTANDING SERIES A, SERIES B, SERIES C AND SERIES D PREFERRED STOCK INTO COMMON STOCK IMMEDIATELY PRIOR TO THE CLOSING OF THIS OFFERING; (2) REFLECTS THE 3-FOR-2 STOCK SPLIT TO BE EFFECTED IN JULY 1999; (3) REFLECTS OUR REINCORPORATION INTO DELAWARE WHICH WE WILL COMPLETE PRIOR TO THE OFFERING; AND (4) ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THE OVER-ALLOTMENT OPTION GRANTED TO THEM.

                                 NETZERO, INC.

    NetZero is pioneering a new Internet service model that provides consumers with free and easy access to the Internet while offering online advertisers a highly effective way to target those users. We offer users a simple and compelling proposition--free and unlimited Internet access as well as free e-mail and navigational tools to enhance their online experience. For advertisers, our service offers a powerful online direct marketing tool with features and functionality that have distinct advantages over traditional forms of online advertising. The value of NetZero's proposition is evidenced by our growth; between our October 1998 launch and June 30, 1999, approximately 1.17 million users registered for our service. During June 1999, approximately 613,000 of these users accessed our service and were delivered over 830 million advertising impressions. Our services are offered in over 1,100 cities nationwide.

    An important feature of our service is The ZeroPort, a small window displayed on our users' computer screens while they are online that is always visible regardless of where they navigate. Users can move The ZeroPort to any location on their screen but cannot close it or reduce its size. The ZeroPort displays advertisements and advertiser-sponsored buttons and icons, all of which can link directly to sites and services such as news, financial information, sports and shopping. We generate revenues by selling advertisements and sponsorships on The ZeroPort and by referring our users to sponsors' Web-sites. We plan to receive fees from advertisers when our users subscribe for services or purchase products or when other performance criteria are satisfied.

    While the Internet has emerged as an attractive new advertising medium, advertisers are seeking solutions to enhance its effectiveness for targeting users and delivering messages. Most online advertisers have difficulties successfully targeting their audiences, largely due to a lack of precise data on user demographics and online behavior. Online advertisers also face challenges capturing the attention of users and delivering messages for a sustained period of time as they can with television and radio. We obtain demographic information from our users and track their online activity, enabling us to offer advertisers the ability to target users, measure advertising effectiveness and potentially improve the return on their advertising dollars. Moreover, in contrast to traditional online advertisements which can generally be scrolled off of a viewer's screen, The ZeroPort is always visible during a user's online session, enabling our advertisers to display messages for a sustained period of time. We believe NetZero offers solutions that enhance the effectiveness of online advertising and can redefine the way products and services are marketed online.

    We were incorporated in California in July 1997 and plan to reincorporate in Delaware prior to completion of the offering. Our executive offices are located at 2555 Townsgate Road, Westlake Village, California 91361, and our telephone number is (805) 418-2000. Information contained on our Web-site or The ZeroPort does not constitute part of this prospectus. NetZero-TM-, The ZeroPort-TM-, zCast-TM- and SPEEDY Assistant-TM- are our trademarks. This prospectus also includes trademarks of entities other than NetZero.

                                  THE OFFERING

Common stock offered by NetZero..............  shares
Common stock to be outstanding after this
  offering...................................  shares
Use of proceeds..............................  For general corporate purposes, principally working capital, capital expenditures, and
                                               possible acquisitions.
Proposed Nasdaq National Market symbol.......  "NZRO"

    The number of shares to be outstanding after this offering excludes 5,875,651 shares of common stock available for issuance pursuant to our stock plans, of which 3,527,100 shares are subject to outstanding options as of June 30, 1999, at a weighted average exercise price of $0.68 per share.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth certain of our summary financial data. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in the prospectus.

                                                                                                          NINE
                                                                      THREE MONTHS ENDED                 MONTHS
                                        JULY 21, 1997     -------------------------------------------     ENDED
                                     (INCEPTION) THROUGH  SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    MARCH 31,
                                        JUNE 30, 1998          1998            1998          1999         1999
                                     -------------------  --------------  --------------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Revenues...........................   $              --    $         --    $        122    $     781    $     903
Gross loss.........................                  --              (6)           (942)      (3,198)      (4,146)
Loss from operations...............                 (19)           (217)         (1,789)      (5,125)      (7,131)
Net loss...........................                 (25)           (217)         (1,795)      (5,095)      (7,107)
Net loss per share:
  Basic and diluted(1).............   $              --    $      (0.02)   $      (0.22)   $   (0.50)   $   (0.67)
  Weighted average shares--basic
    and diluted(1).................              15,000          13,451           8,025       10,277       10,587
  Pro forma basic and diluted net
    loss per share(2)..............                                                                     $   (0.28)
  Shares outstanding used in pro
    forma basic and diluted net
    loss per share
    calculation(2).................                                                                        25,088

                                                                                    AS OF MARCH 31, 1999
                                                                          ----------------------------------------
                                                                           ACTUAL    PRO FORMA(2)   AS ADJUSTED(3)
                                                                          ---------  -------------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents...............................................  $   6,715   $    39,986    $
Working capital (deficit)...............................................      4,845        38,116
Total assets............................................................     10,088        43,359
Capital leases, less current portion....................................        817           817             817
Redeemable convertible preferred stock..................................      2,015            --              --
Total stockholders' equity (deficit)....................................      4,860        40,146

------------------------

(1) See Notes 2 and 8 of Notes to Financial Statements for determination of shares used in computing basic and diluted net loss per share.

(2) Pro forma to give effect to the conversion of all issued and outstanding shares of convertible preferred stock into common stock and to include $33.3 million in proceeds from our May 1999 Series D convertible preferred stock offering.

(3) As adjusted to reflect the sale of       shares of common stock offered
    hereby at an assumed initial public offering price of $               per
    share after deducting the underwriting discount and estimated offering expenses payable by NetZero. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS.

    IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY AND ADVERSELY AFFECTED, THE VALUE OF OUR STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

                  WE FACE RISKS ASSOCIATED WITH OUR OPERATIONS

WE CANNOT PREDICT OUR SUCCESS BECAUSE OUR BUSINESS MODEL IS UNPROVEN AND WE HAVE OPERATED OUR BUSINESS FOR ONLY A SHORT PERIOD OF TIME.

    Our business model is unproven and a number of other businesses offering free Internet access have failed. Furthermore, since we only began offering Internet access in October 1998, we have a limited operating history, which will make it difficult for you to evaluate our performance. You should carefully consider the risks and difficulties we may encounter in the new and rapidly evolving Internet market. These risks include our ability to:

       - retain and increase our user base;

       - generate sufficient revenues to cover our costs;

       - manage our telecommunications costs;

       - develop brand recognition with users and advertisers;

       - provide adequate levels of user support;

       - upgrade and scale our communications network and internal server capacity;

       - respond to technological developments in the industry; and

       - comply with evolving standards relating to the use of information obtained from, and privacy of, Internet users.

    If we are not able to successfully address these risks, our business, results of operations and financial condition could be materially and adversely affected. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for detailed information on our limited operating history.

OUR BUSINESS WILL BE SERIOUSLY HARMED IF WE FAIL TO RETAIN AND GROW OUR USER BASE OR DEMONSTRATE THAT OUR REGISTERED USERS ARE ACTUALLY USING OUR SERVICE.

    The success of our business will depend on our ability to retain our existing user base, add new users and demonstrate to advertisers that our users are using our service on a regular basis. To date, we have relied extensively on "viral" or "word-of-mouth" marketing to attract the vast majority of our users and will continue to do so for the foreseeable future. Such marketing is outside of our control and there can be no assurance that it will generate rates of growth in our user base comparable to what we have experienced to date. In addition, we intend to generate new users through other distribution channels. If such distribution channels prove more costly than anticipated, it could adversely impact our ability to grow. If we are unable to grow our user base, our ability to generate revenues, decrease per-user telecommunications costs and implement our strategy will be materially and adversely affected.

    There are a variety of reasons why users would discontinue using our service. Many users may dislike The ZeroPort--which is always present--or may not wish to have their online activities tracked and prefer to pay for Internet access without advertising or tracking. In addition, releases of our software have had, and may have in the future, reliability and other issues which may result in user dissatisfaction. To date, we have provided minimal user support compared to the support offered by other Internet service providers. While we intend to focus our resources and efforts on enhancing our users' online experience, there can be no assurance that existing users will accept The ZeroPort or be satisfied with our user support efforts, or that our service will match or exceed the quality, speed and reliability of competitive Internet access services. If our users believe that the level of support they receive is inadequate, our user turnover rate will likely increase.

    A number of our registered users may not actively use our service for periods of time. While approximately 1.17 million users had registered for our service as of June 30, 1999, approximately 613,000 had used our service in the previous 30 days. If we are not able to demonstrate to our advertisers that we have an active and growing user base, advertisers may choose not to advertise with us and our business, results of operations and financial condition could be materially and adversely affected.

    We also believe that intense competition from our Internet access competitors, some of which offer many free hours of service, rebates on computer purchases, or other promotions for new users, will cause some of our existing or potential users to switch to our competitors' services. It is relatively easy for Internet users to switch to competing providers and we cannot be certain that any steps we take will maintain or improve user retention. We also believe that a number of our users also have Internet access accounts with our competitors and that such users do not use NetZero as their primary Internet service provider. In addition, some new users use the Internet only as a novelty and do not become consistent users of Internet services and, therefore, may be more likely to discontinue their service. These factors adversely affect our user turnover rates. We cannot assure you that our user turnover rate will not increase in the future. Any increase in user turnover rates could have a material adverse effect on our business, results of operations and financial condition.

OUR FAILURE TO GENERATE ADVERTISING REVENUES IN QUANTITIES AND AT RATES THAT ARE SATISFACTORY TO US COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

    We do not charge our users any fees for our Internet access and e-mail services. The success of our business depends primarily on our ability to generate advertising revenues. We cannot be sure that advertisers will continue to purchase advertising space on the Internet or that our particular business model will be attractive to advertisers. A significant portion of our revenues may be dependent on our ability to fulfill various performance criteria, such as having our users subscribe to specific services or purchase specific products of advertisers. Whether such criteria are fulfilled will depend on our ability to effectively target users through identifying relevant demographic criteria and developing targeting data. We are in the early stages of that process and may encounter technical limitations on our ability to target users based on their demographic information. The quality of our demographic information also depends on the accuracy of the information provided by our users, which we do not corroborate. Therefore, we cannot assure you that we will be able to effectively target users and achieve performance-based revenues. If we fail to do so, our business, results of operations and financial condition could be materially and adversely affected.

    In addition, competition for Internet-based advertising revenues is intense and the amount of available standard banner advertising space on the Internet is increasing at a significant rate. These factors are causing Internet advertising rates to decline and we expect that these rates may continue to decline in the future. Therefore, we cannot assure you that we will be able to attract advertising revenues in quantities and at rates that are sufficient to support our business model. Our failure to do so would likely have a material adverse effect on our business, results of operations and financial condition.

WE RELY ON A SMALL NUMBER OF TELECOMMUNICATIONS CARRIERS AND MAY BE UNABLE TO FIND ADEQUATE REPLACEMENTS IF THEIR RATES INCREASE, SERVICE QUALITY DECLINES, OR IF THEY DISCONTINUE DOING BUSINESS WITH US.

    Our business substantially depends on the capacity, affordability, reliability and security of our telecommunications networks. To use our services, users must initiate telephone connections between their personal computers and computer hardware in local or regional facilities known as points of presence (POPs) provided by third-party telecommunications carriers. These telecommunications providers also provide connections between their POPs and our central computers. Only a small number of telecommunications companies can provide the network services we require. There has been significant consolidation in the telecommunications industry, and there is a significant risk that further consolidation could make us reliant on an even smaller number of providers. Most of our telecommunications services are provided pursuant to short-term agreements that the telecommunications service providers can terminate or elect not to renew. As a result, there is a significant risk that any or all of our current telecommunications service providers could decide not to provide us with service at rates acceptable to us, or at all.

    RISK OF CONFLICTS OF INTEREST. Many telecommunications companies offer, or have announced that they will begin to offer, Internet access services, making them direct competitors of ours. In addition, each of our telecommunications providers supplies network access to some of our competitors, and could choose to grant those competitors preferential network access, potentially limiting our users' ability to access the Internet. If our telecommunications service providers were to decrease the levels of service or access provided to us, or if they were to terminate their relationships with us for competitive or other reasons, and we were not able to develop alternate sources of supply, our business, results of operations and financial condition would be materially and adversely affected.

    RISK OF UNACCEPTABLE SERVICE QUALITY. Our reliance on third-party telecommunications service providers also exposes us to the risks that such providers will fail to provide service or that their service quality will not be acceptable. In either event, we would likely lose users who are dissatisfied with our service, which could materially and adversely affect our business, results of operations and financial condition. Since we do not have direct control over our telecommunications carriers' network reliability and the quality of their service, we cannot assure you that we will be able to provide consistently reliable Internet access for our users.

    RISK OF PRICE SENSITIVITY. Our financial results are highly sensitive to variations in prices for the telecommunications services we purchase. We cannot assure you that telecommunications prices will decline, or that such prices will not increase. Some of our telecommunications providers impose minimum connection charges. Our business could be harmed if minimum connection charges increase or become more prevalent. In addition, the availability and pricing of POPs varies geographically, and we may not be able to obtain new or substitute POPs in certain geographic areas within the required lead times or on commercially reasonable terms, if at all. We cannot assure you that our telecommunications providers will continue to provide us access to their POPs on commercially acceptable price terms, or that alternative services will be available on such terms.

WE DEPEND ON NETGRAVITY SOFTWARE TO EFFECTIVELY SERVE ADVERTISEMENTS TO THE ZEROPORT.

    All of our advertisements are served using software licensed from NetGravity. While there is other software available, it would substantially disrupt our business in the near term to switch to another provider. As such, we are reliant on NetGravity and its software. Our agreement with NetGravity expires in 2001. If NetGravity's software fails to perform as expected, or if we are not able to renew such agreement or license or internally develop similar software in the future, we may not be able to effectively display advertisements to our users. In such event, our business, results of operations and financial condition would be materially and adversely affected. On July 13, 1999, DoubleClick, an Internet advertising provider, and NetGravity announced that they had entered into a merger agreement pursuant to which DoubleClick will acquire NetGravity in a stock-for-stock transaction.

WE ANTICIPATE FUTURE LOSSES AND NEGATIVE CASH FLOW.

    As of March 31, 1999, we had an accumulated deficit of approximately $7.1 million. We expect that our losses and negative cash flow will increase for the foreseeable future as we continue to expand our operations and incur expenses in connection with:

       - purchasing telecommunications service capabilities in anticipation of a growing user base;

       - obtaining additional equipment and software for our network infrastructure to enable us to expand and improve the quality of our services;

       - adding personnel;

       - continuing to develop our direct and indirect sales and marketing efforts;

       - increasing our product development efforts; and

       - expanding our user support services.

    Our ability to achieve profitability and positive cash flow depends upon a number of factors, including our ability to increase revenue or reduce per-user costs. Although our revenues have grown in recent quarters, we cannot be certain that we will be able to sustain these growth rates or that we will obtain sufficient revenues to achieve profitability or positive cash flow. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future. If we fail to do so, the market price for our common stock could suffer.

OUR MARKETS ARE VERY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY, ESPECIALLY AGAINST ESTABLISHED INDUSTRY COMPETITORS.

    We compete for users and advertising customers.

    COMPETITION FOR USERS

    We currently compete or expect to compete for users with the following types of companies that provide access services:

       - established online service and content providers, such as America Online and The Microsoft Network;

       - independent national Internet service providers, such as EarthLink, MindSpring and Prodigy;

       - national long-distance carriers, such as AT&T, GTE and MCI WorldCom;

       - local telephone companies and regional Bell operating companies, such as Pacific Bell;

       - numerous regional and local commercial Internet service providers;

       - computer hardware and software and other technology companies, such as IBM and Microsoft;

       - cable operators and online cable services, such as Excite@Home;

       - other free Internet service providers; and

       - nonprofit or educational Internet service providers.

    We face competition for users and expect that competition in this market will continue to intensify for the foreseeable future. Existing competitors may take steps such as reducing their subscriber fees, offering promotions for access services or bundling free access services with other product offerings. In addition, we believe that new competitors for Internet users, including major computer manufacturers such as Dell, software companies such as Microsoft, media and telecommunications companies, will continue to enter the Internet access market. New entrants or existing competitors could adopt Internet access models similar to ours, thereby limiting the value of our consumer proposition. As awareness of the Internet grows, existing competitors are likely to further increase their emphasis on their Internet access services, resulting in even greater competition for us. In addition, telecommunications companies with far greater resources, distribution channels and brand awareness may offer their own Internet access services to users. These companies have their own telecommunications network infrastructure and therefore have lower communications costs in connection with the Internet access services they provide. These advantages reduce the overall cost of Internet access for such companies and may significantly increase competitive pressures on us. The ability of our competitors to acquire other Internet service providers, to enter into strategic alliances or joint ventures or to bundle other services and products with Internet access services could also put us at a significant competitive disadvantage.

    We cannot predict whether we will be able to compete successfully against current or future competitors. As a result, we cannot assure you that competitive pressures faced by us will not materially and adversely affect our business, results of operations or financial condition. Increased competition could cause us to increase our sales and marketing expenses and related user-acquisition costs and could also result in increased user turnover and decreased advertising revenues. Since we do not charge our users membership fees, we may not be able to offset the effects of these increased costs and we may not have the resources to continue to compete successfully. These developments would materially and adversely affect our business, results of operations and financial condition.

    We also face competition from companies that provide broadband connections to users' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, wireless communications companies and other Internet service providers. These companies may use broadband technologies to include Internet access or business services such as Web hosting in their basic bundle of services or may offer Internet access or business services for little or no additional charge. Most of our service is offered via dial-up modems which are limited to access speeds of up to 56 kbps. Broadband technologies enable users to transmit and receive print, video, voice and data in digital form at significantly faster access speeds. While the market for such broadband technologies is still emerging, we believe it will continue to grow and pose an increasingly significant source of competition. We may have to develop new technologies or add broadband access services to remain competitive. Our pursuit of these technological advances may require substantial time and expense. We cannot be certain that we will succeed in adapting our Internet access service business to compete effectively with these technologies.

    Furthermore, to the extent that we need to provide broadband access services, we face the risk that the companies that own broadband networks may prevent us from delivering Internet access through the wire and cable connections that they own. The availability and terms of Internet service providers' access to broadband local telephone company networks are under regulatory and judicial review. Our ability to compete with telephone and cable television companies that are able to support broadband transmission, and to provide better Internet services and products, may depend on future regulation to guarantee open access to the broadband networks. However, in January 1999, the Federal Communications Commission declined to take any action to mandate or otherwise regulate access by Internet service providers to broadband cable facilities at this time. It is unclear whether and to what extent local and state regulatory agencies will take any initiatives to implement this type of regulation, and whether they will be successful in establishing their authority to do so. Similarly, the FCC is considering proposals that could limit the right of Internet service providers to connect with their users over broadband local telephone lines. In addition to competing directly in the Internet access market, both cable and telephone facilities operators are also aligning themselves with certain Internet service providers who would receive preferential or exclusive use of broadband local connections to end users. If high-speed, broadband facilities increasingly become the preferred mode by which users access the Internet and we are unable to gain access to these facilities on reasonable terms, our business, results of operations and financial condition could be materially and adversely affected. In addition, we do not currently compete internationally. If the ability to provide Internet access internationally becomes a competitive advantage in the Internet access industry, we may be at a competitive disadvantage relative to our competitors who offer such services.

    We cannot predict what effect technological developments will have on our competitive position. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products and services that reduce the competitiveness of our products and services. If our products and services become obsolete or less competitive with other available products and services, our business, results of operations and financial condition could be materially and adversely affected.

    COMPETITION FOR ADVERTISING CUSTOMERS

    We compete for Internet advertising and sponsorship revenues with Web search engine and portal companies such as Yahoo!, Lycos, Excite@Home and Infoseek, with large Web publishers such as CNN.com and CNET and with other online content providers such as America Online and Microsoft. Further, we compete with Internet advertising providers, such as DoubleClick, Adsmart, 24/7 Media and ValueClick. We also encounter competition from a number of other sources, including content aggregation companies, advertising sales networks, advertising agencies, and other companies which facilitate Internet advertising.

    We may not be able to compete successfully against current or future competitors for advertising revenues, many of whom have longer operating histories, greater name recognition, larger user bases, significantly greater financial, technical and marketing resources and more established relationships with advertisers than we do. These advantages may allow such competitors to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. They may also be able to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. It is possible that we will not be able to compete successfully or that competitive pressures will materially and adversely affect our business, results of operations or financial condition.

    Companies doing business on the Internet, including us, must also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF USER DEMAND FOR OUR SERVICE EXCEEDS OUR TELECOMMUNICATIONS AND SERVER CAPACITY.

    We may from time to time experience dramatic increases in our user base resulting in sign-ups and usage which exceed our telecommunications capacity and the capacity of our internal servers. As a result, users may be unable to register or log on to our service, may experience a general slow-down in their Internet access or may be disconnected from their sessions. Excessive user demand could also result in system failures of our internal server networks. Inaccessability, interruptions or other limitations on the ability to access our service due to excessive user demand or any failure of our servers to handle user traffic, would have a material adverse effect on our business, results of operations and financial condition.

WE MUST ENHANCE OUR INTERNAL NETWORK INFRASTRUCTURE TO MEET ADDITIONAL DEMAND OR CHANGING USER REQUIREMENTS.

    Our internal network infrastructure is composed of a complex system of application, database, ad and e-mail servers. Service interruptions originating within our internal network have occurred in the past and may occur in the future, especially when usage exceeds capacity. We will need substantial financial, operational, and management resources to enhance our systems, particularly our database servers and storage capabilities, to handle a large number of users. We cannot be certain that we will be able to accomplish this on a timely basis and at a commercially reasonable cost, or at all. If we fail to do so, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY NOT BE SUCCESSFUL IN MANAGING OUR GROWTH.

    Our rapid growth has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources. For us to effectively manage our rapidly growing operations, we must continue to assimilate our new personnel and implement and improve our operational, financial, and management information systems. We will also have to anticipate our future telecommunications capacity needs within lead-time requirements. If we fail to procure sufficient quantities of telecommunications products and services, we may be unable to provide our current and future users with acceptable service levels. We also run the risk of purchasing excessive amounts of telecommunications products and services based on incorrect assumptions and projections regarding increased usage. In such event, we would be required to bear the costs of excess telecommunications capacity without commensurate increases in revenues. We cannot assure you that we will be able to effectively manage these and other aspects of our business. Our failure to do so would likely have a material adverse effect on our business, results of operations and financial condition.

IF WE ARE UNSUCCESSFUL IN ESTABLISHING AND MAINTAINING THE NETZERO BRAND, OR IF WE INCUR EXCESSIVE EXPENSES IN PROMOTING AND MAINTAINING OUR BRAND, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE MATERIALLY AND ADVERSELY AFFECTED.

    We believe that establishing and maintaining the NetZero brand is critical to retain and expand our user base. Promotion of the NetZero brand will depend on our success in providing high-quality Internet products and services. However, such success will depend, in part, on the services, products and efforts of third parties, over which we have little or no control. For instance, if our third party telecommunication service providers fail to provide quality service, our users' ability to access the Internet may be interrupted, which may adversely affect the NetZero brand. If our users and advertisers do not perceive our existing products and services as high quality, or if we introduce new products or services or enter into new business ventures that are not favorably received by our users and advertisers, then we will be unsuccessful in building brand recognition and brand loyalty in the marketplace. We may also need to devote substantial resources to create and maintain a distinct brand loyalty among our users and to promote and maintain the NetZero brand in a very competitive market. If we are unsuccessful in establishing or maintaining the NetZero brand or if we incur excessive expenses in promoting and maintaining our brand, our business, results of operation and financial condition could be materially and adversely affected.

OUR SUCCESS DEPENDS UPON THE SUCCESSFUL DEVELOPMENT OF NEW PRODUCTS AND SERVICES IN THE FACE OF RAPIDLY EVOLVING TECHNOLOGY.

    The market for Internet access is characterized by rapidly changing technology, evolving industry standards, changes in user needs, and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to continue to develop our technical expertise, and to enhance our existing services and develop or obtain new services to meet changing user needs on a timely and cost-effective basis. We may not be successful in achieving these goals.

    RELIANCE ON THIRD PARTIES. We rely upon third parties to help us develop technologies that enhance our current product and service offerings. If our relationships with such third parties are impaired or terminated, then we would have to find other developers on a timely basis or develop technology completely on our own. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services. In addition, we cannot predict whether we will be able to obtain third-party technology on commercially reasonable terms or replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products or services. The absence of, or any significant delay in, the replacement of third-party technology could have a material adverse effect on our business, results of operations and financial condition.

    RISK RELATED TO CHANGING STANDARDS. We believe that our ability to compete successfully will also depend upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established or, if they are established, we may not be able to conform to these new standards in a timely fashion and maintain a competitive position in the market. For instance, we have been notified that Sun Microsystems is upgrading its JAVA language and that the new version will require more memory to implement. Our software uses the JAVA language extensively and we will have to modify our resources accordingly to accommodate the new version. We cannot assure you that we will be able to make such modifications, or any other modifications which may be required to adapt to new or changing standards, in a cost-effective and timely manner, or at all. In addition, others may develop services or technologies that will render our services or technology noncompetitive or obsolete. Our business and prospects could be seriously harmed if we are not able to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings.

    RISK OF NEW TECHNOLOGY. We can provide no assurances that future advances in technology will be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology to user requirements or emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, results of operations and financial condition could be materially and adversely affected.

WE MAY NOT BE SUCCESSFUL IN PROTECTING OUR PROPRIETARY RIGHTS OR AVOIDING CLAIMS THAT WE INFRINGE UPON THE PROPRIETARY RIGHTS OF OTHERS.

    Our success depends in part upon our software and related documentation. We principally rely upon copyright, trade secret, and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Our ability to prevent others from using our software could materially and adversely affect our business, results of operation and financial condition.

    In addition, since we provide our Internet access software for free, we are extremely susceptible to various forms of unauthorized use of our software. For instance, we have experienced, and expect to continue to experience, numerous instances of third parties selling unauthorized copies of our software. Others have attempted to charge fees for installing our software without our permission. Such actions could adversely affect NetZero's brand name.

    We have permission and, in some cases, licenses from each developer of the software that we bundle in NetZero's front-end software product for users. Although we do not believe that the software or the trademarks we use or any of the other elements of our business infringe on the proprietary rights of any third parties, third parties may assert claims against us for infringement of their proprietary rights and these claims may be successful. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

    We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially and adversely affect our business, results of operations and financial condition. Parties making these claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. Such a judgment against us could prevent us from operating our business or have other material adverse effects on our business, results of operations and financial condition. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. We cannot be certain, however, that third parties will extend licenses to us on commercially reasonable terms, or at all. If we fail to obtain the necessary licenses or other rights, it could materially and adversely affect our business, results of operations and financial condition.

WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO GROW OUR BUSINESS.

    Our ability to grow depends significantly on our ability to expand our operations by contracting for additional POPs and expanding our internal network infrastructure. These expansion efforts will require significant advance capital equipment expenditures and commitments for telecommunications capacity. If the proceeds from this offering, cash on hand, cash generated from operations and the amounts available under lease lines, are not sufficient to meet our cash requirements, we will need to seek additional capital from public or private equity or debt sources to fund our growth and operating plans and respond to other contingencies. We may not be able to raise needed cash on terms acceptable to us or at all. Financings may be on terms that are dilutive or potentially dilutive to our stockholders. If sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding, which would have a material adverse effect on our business, results of operations and financial condition.

OUR NETWORK AND BUSINESS IS VULNERABLE TO SECURITY BREACHES, VIRUSES AND INAPPROPRIATE USE BY INTERNET USERS, WHICH COULD DISRUPT OUR SERVICE.

    The future success of our business will depend on the security of our network and, in part, on the security of the network infrastructures of our third-party telecommunications service providers, over which we have no control. Computer viruses or problems caused by our users or other third parties, such as the sending of excessive volumes of unsolicited bulk e-mail or "spam", could lead to interruptions, delays, or cessation in service to our users. In addition, the sending of "spam" through our network could result in third parties asserting claims against us. We cannot assure you that we would prevail in such claims and our failure to do so could result in large judgments which would have a material and adverse effect on our business, results of operation and financial condition. Users or other third parties could also potentially jeopardize the security of confidential information stored in our computer systems or our users' computer systems by their inappropriate use of the Internet, including "hacking" or "cracking", which could cause losses to us or our users or deter persons from using our services. Users or third parties may also potentially expose us to liability by "identity theft", or posing as another NetZero user. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our users.

    We expect that our users will increasingly use the Internet for commercial transactions in the future. Any network malfunction or security breach could cause these transactions to be delayed, not completed at all, or completed with compromised security. Users or others may assert claims of liability against us as a result of any failure by us to prevent these network malfunctions and security breaches, and may deter others from using our services, which could cause our business prospects to suffer. Although we intend to continue using industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. We also cannot assure you that the security measures of our third-party network providers will be adequate. In addition, to alleviate problems caused by computer viruses or other inappropriate uses or security breaches, we may have to interrupt, delay, or cease service to our users, which could have a material adverse effect on our business, results of operations and financial condition.

    In addition, various software programs have been developed that specifically target The ZeroPort to disable our ability to deliver advertisements to a user. While we believe we have been able to limit the effectiveness of such attempts, we cannot assure you that we will be able to continue to do so in the future. Widespread adoption of this type of software would materially and adversely affect our ability to operate our business.

WE WILL DEPEND ON A SMALL NUMBER OF KEY CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES.

    We anticipate that a small number of customers may account for a significant portion of our revenues. For example, we anticipate deriving a substantial portion of our revenues from an agreement with LookSmart for the quarter ended June 30, 1999, and expect that this agreement will continue to account for a substantial percentage of our revenues through April 2000 when the agreement expires. Additionally, two other customers accounted for 20% and 24% of our revenues for the nine-month period ended March 31, 1999. Our business, results of operations and financial condition will be materially and adversely affected if we are unable either to renew our material agreements or to replace such agreements with similar agreements with new customers.

WE ARE DEPENDENT ON THIRD-PARTY HARDWARE SUPPLIERS.

    The expansion of our network infrastructure and the expansion of Internet services in general is placing, and will continue to place, a significant demand on our suppliers, some of which have limited resources and production capacity. From time to time, we have experienced delayed delivery from suppliers of modems, servers, and other equipment. In particular, our servers are a critical part of our infrastructure and we will need to add additional servers to expand our operations. We currently purchase, and expect to continue to purchase, all of our servers from Sun Microsystems. Since we do not have an agreement with Sun Microsystems regarding future server purchases, we have no assurance that Sun Microsystems will continue to supply servers to us. We may be unable to implement our planned expansion and our users may be unable to connect to our network if:

       - we are not able to obtain additional modems, servers and other equipment in a timely manner;

       - such equipment is not available on commercially acceptable terms; or

       - we are unable to develop alternative sources of supply, if required.

WE HAVE LIMITED EXPERIENCE WITH THE THIRD-PARTY SOFTWARE WE USE TO RUN OUR OPERATIONS.

    Virtually every aspect of our operations, including finance, billing, accounting, storage and retrieval of user data, and advertisement tracking, uses or interfaces with a centralized software system provided by Oracle. We have only limited experience with the operation of this system. Difficulty with the operation of, or errors, defects or malfunctions in the operation of this system, could result in loss of data, erroneous overcharges or undercharges to advertising customers or disruption of operations, any one of which could materially and adversely affect our business, results of operations and financial condition.

FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE MAY HAVE MATERIAL ADVERSE EFFECTS ON OUR BUSINESS.

    A significant portion of the world's computer hardware and software has historically used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the 21st century from dates in the 20th century. As a result, various problems may arise from the improper processing of dates and date-sensitive calculations by computers and other machinery as the Year 2000 is approached and reached. These problems include system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar business activities.

    Our failure, or the failure of third parties on which we rely, to adequately address Year 2000 readiness issues could result in an interruption, or a failure, of our normal business activities or operations. Presently, we believe that the primary risks that we face with regard to the Year 2000 are those arising from third-party services or products. In particular, we depend heavily on third party vendors to provide both network services and equipment. A significant Year 2000-related disruption of these network services or equipment could cause our users and advertisers to consider seeking alternate providers or advertising space, or cause an unmanageable burden on user service and technical support. This, in turn, could materially and adversely affect our business, results of operations and financial condition.

    In addition, the failure of our internal computer systems or of third-party equipment or software to operate without Year 2000 complications could require us to incur significant unanticipated expenses to remedy any problems and could expose us to claims for losses incurred by our users due to such Year 2000 complications. The defense of any such claims, with or without merit, could require us to incur substantial costs and would divert management's time and attention, which could have a material adverse effect on our business, results of operations and financial condition.

    Furthermore, our business depends on the continued operation of, and widespread access to, the Internet. To the extent that the normal operation of the Internet is disrupted by the Year 2000 issue, or if a large portion of our users and advertisers are unable to access the Internet due to Year 2000-related issues in connection with their own systems, our business, results of operations and financial condition could be materially and adversely affected.

WE RELY ON A RELATIVELY NEW MANAGEMENT TEAM AND NEED ADDITIONAL PERSONNEL TO GROW OUR BUSINESS.

    Most of our senior management team has only recently joined us. For example, Mark Goldston, our Chief Executive Officer, joined us in March 1999, Charles Hilliard, our Chief Financial Officer, joined us in April 1999, and Perri Procida, our Senior Vice President, Sales, joined us in May 1999. There can be no assurance that we will successfully assimilate our recently hired officers or that we can successfully locate, hire, assimilate and retain qualified key management personnel. Our business is largely dependent on the personal efforts and abilities of our senior management and certain other key personnel. Any of our officers or employees can terminate his or her employment relationship at any time. The loss of these certain key employees or our inability to attract or retain other qualified employees could seriously harm our business and prospects. We do not carry key man life insurance on any of our key employees.

    Our future success also depends on our ability to attract, retain and motivate highly skilled technical, managerial, editorial, merchandising, marketing and user service personnel. We plan to dramatically hire additional personnel in all areas of our business. Competition for such personnel is intense, particularly in the Internet and high technology industry. As a result, we may be unable to successfully attract, assimilate or retain qualified personnel. We may also be unable to retain the employees we currently employ or attract additional technical personnel. The failure to retain and attract the necessary personnel could have a material adverse effect on our business, results of operations and financial condition.

OUR OPERATIONS AND SERVICES ARE VULNERABLE TO NATURAL DISASTERS.

    Our operations and services depend on the extent to which our computer equipment and the telecommunications infrastructure of our third-party network providers is protected against damage from fire, earthquakes, power loss, telecommunications failures, and similar events. A significant portion of our computer equipment, including critical equipment dedicated to our Internet access services, is located at our headquarters and at a co-location facility in Los Angeles, California. Despite precautions taken by us and our third-party network providers, over which we have no control, a natural disaster or other unanticipated problems at our headquarters, network hub, or a third-party network provider POP could cause interruptions in the services that we provide. If disruptions occur, we may have no means of replacing these network elements on a timely basis or at all. We do not currently maintain fully redundant or back-up Internet services, backbone facilities or other fully redundant computing and telecommunications facilities. Extensive or multiple interruptions in providing users with Internet access are a primary reason for user decisions to stop using access services. Accordingly, any disruption of our services due to system failure could have a material and adverse effect on our business, results of operations and financial condition. Furthermore, we do not currently have any business disruption insurance.

IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS INTO OUR OPERATIONS, THEN OUR RESULTS AND FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED.

    We evaluate acquisition opportunities on an ongoing basis and at any given time may be engaged in discussions with respect to possible acquisitions or other business combinations. We may seek strategic acquisitions that can complement our current or planned business activities. Such acquisitions may not be available at the times or on terms acceptable to us, or at all. In addition, acquiring a business involves many risks, including:

       - potential disruption of our ongoing business and diversion of resources and management time;

       - unforeseen obligations or liabilities;

       - possible inability of management to maintain uniform standards, controls, procedures and policies;

       - difficulty assimilating the acquired operations and personnel;

       - risks of entering markets in which we have little or no direct prior experience;

       - potential impairment of relationships with employees or users as a result of changes in management; and

       - potential dilutive issuances of equity, large and immediate write-offs, the incurrence of debt, and amortization of goodwill or other intangible assets, any of which could materially or adversely affect our results of operations and financial condition.

    We cannot assure you that we will make any acquisitions or that we will be able to obtain additional financing for such acquisitions, if necessary. If any acquisitions are made, we cannot assure that we will be able to successfully integrate the acquired business into our operations or that the acquired business will perform as expected.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS AND WE MAY FAIL TO MEET EXPECTATIONS.

    Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including those set forth in this "Risk Factors" section. In future quarters, our operating results may be below the expectations of public market analysts and investors and the price of our common stock may fall. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                 WE FACE RISKS RELATED TO THE INTERNET INDUSTRY

WE FACE RISKS RELATING TO UNCERTAIN LEGAL LIABILITY AND GOVERNMENT REGULATION ASSOCIATED WITH THE INTERNET.

    The law relating to the liability of Internet service providers for information carried on, stored on, or disseminated through their networks is continuing to evolve and remains unsettled. While no one has ever filed a claim against us relating to information carried on, stored on, or disseminated through our network, someone may file a claim of that type in the future. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we may have to pay could be significant. Our liability insurance may not cover potential claims relating to the Internet services we provide or may not be adequate to indemnify us for all liabilities that may be imposed on us. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could materially and adversely affect our business, results of operations and financial condition.

    Additionally, a number of legislative and regulatory proposals under consideration by federal, state, local and foreign governmental organizations may lead to laws or regulations concerning online content, user privacy, taxation, parental consent for access by their minor children, access charges, liability for third-party activities, bulk e-mail or "spam", encryption standards, e-commerce, domain name registration and use, copyright infringement, and other intellectual property issues. It is also uncertain as to how existing laws will be applied by the judiciary to the Internet. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

    We cannot predict the impact, if any, that any future regulatory changes or developments may have on our business, results of operations and financial condition. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on our business, results of operations and financial condition.

    REGULATION OF CONTENT AND ACCESS--LAWS PROTECTING MINORS. Prohibition and restriction of Internet content and access could dampen the growth of Internet use, decrease the acceptance of the Internet as a communications and commercial medium, expose us to liability and thereby have a material adverse effect on our business, results of operations and financial condition. A variety of restrictions on content and access, primarily as they relate to children, have been enacted or proposed. The Child Online Protection Act of 1998 prohibits and imposes criminal penalties and civil liability on anyone engaged in the business of selling or transferring, by means of the World Wide Web, material that is harmful to minors without restricting access to such material by persons under seventeen years of age. In addition, the Federal Telecommunications Act of 1996 imposes fines on any entity that knowingly permits any telecommunications facility under such entity's control to be used to make obscene or indecent material available to minors via an interactive computer service. Numerous states have adopted or are currently considering similar types of legislation. We cannot predict whether any claim under such federal statutes, similar state statutes or common law will be asserted against us, or if asserted, whether it will be successful. In addition, laws have been proposed which would require Internet service providers to supply, at cost, filtering technologies to limit or block the access of minors to unsuitable materials on the Internet. The imposition of content restrictions and potential liability for materials carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability. Such measures may require the expenditure of substantial resources or the discontinuation of certain product or service offerings. Further, the costs of defending against any such claims and potential adverse outcomes of such claims could have a material adverse effect on our business, results of operations and financial condition.

    LIABILITY FOR DEFAMATION, NEGLIGENCE AND INFRINGEMENT. Because users download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. While we have attempted to obtain safe harbor protection against claims of copyright infringement under the Digital Millenium Copyright Act of 1998, there can be no guarantee that we will prevail in any such claims. We also could be exposed to liability with respect to the offering of third-party content that may be accessible through our services, including links to Web-sites maintained by our users or other third parties, or posted directly to our Web-site, and subsequently retrieved by a third party through our services. It is also possible that if any third-party content provided through our services contains errors, third parties who access such material could make claims against us for losses incurred in reliance on such information. You should know that these types of claims have been successfully brought against online service providers. In particular, copyright and trademark laws are evolving both domestically and internationally, and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services.

    PRIVACY CONCERNS. We provide users with free Internet access and other free services in exchange for demographic information when they register with us. In addition, we can track and use information relating to our users' online behavior when they are connected to the Internet through our service. Internet user privacy has become an issue both in the United States and abroad and some commentators, privacy advocates and government bodies have recommended or taken actions to limit the use of personal profiles or other personal information by those collecting such information, particularly as it relates to children. For example, the Children's Online Protection Act authorizes the Federal Trade Commission to develop regulations for the collection of data from children by commercial Web-site operators. However, we cannot predict the exact form of the regulations that the FTC may adopt. There can be no assurance that the United States or foreign nations will not adopt additional legislation to protect such privacy. Any such action could affect the way in which we are allowed to conduct our business, especially those aspects that involve the collection or use of personal information, and could have a material adverse effect on our business, results of operations and financial condition.

    TAX TREATMENT OF INTERNET AND E-COMMERCE. The tax treatment of the Internet and e-commerce is currently unsettled. A number of proposals have been made at the federal, state and local levels and by certain foreign governments that could impose taxes on the online sale of goods and services and certain other Internet activities. Recently, the Internet Tax Information Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, there can be no assurance that future laws imposing taxes or other regulations on commerce over the Internet would not substantially impair the growth of e-commerce and as a result have a material adverse effect on our business, results of operations and financial condition.

    TELECOMMUNICATIONS REGULATION. As an Internet service provider, we are not currently directly regulated by the Federal Communications Commission or any other agency, other than regulations applicable to businesses generally. In a report to Congress adopted on April 10, 1998, the FCC reaffirmed that Internet service providers should be classified as unregulated "information service providers", rather than regulated "telecommunications providers" under the terms of the Telecommunications Act of 1996. This finding is important because it means that regulations that apply to telephone companies and similar carriers do not apply to us. We also are not required to contribute a percentage of our gross revenues to support "universal service" subsidies for local telephone services and other public policy objectives, such as enhanced communications systems for schools, libraries, and some health care providers. The FCC action is also likely to discourage states from regulating Internet service providers as telecommunications carriers or imposing similar subsidy obligations.

    Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the FCC stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. We cannot predict whether the FCC will modify its current policies against regulation of Internet service providers.

    We could also be affected by any change in the ability of our users to reach our network through a dial-up telephone call without any additional charges. The FCC has ruled that connections linking end users to their Internet service providers are jurisdictionally interstate rather than local, but the FCC did not subject such calling to the access charges that apply to traditional telecommunications companies. Local telephone companies assess access charges to long distance companies for the use of the local telephone network to originate and terminate long distance calls, generally on a per-minute basis. We could be adversely affected by any regulatory change that would result in application of access charges to Internet service providers because this would substantially increase the cost of using the Internet. Since the largest component of our operating costs is comprised of telecommunications costs, any increase in such costs would have a material adverse effect on our business, results of operations and financial condition.

    State public utility commissions generally have declined to regulate enhanced or information services. Some states, however, have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by incumbent local exchange carriers that operate telecommunications networks. Moreover, the public service commissions of some states continue to review potential regulation of such services. We cannot assure you that state regulatory authorities will not seek to regulate aspects of these activities as telecommunications services.

    WORKFORCE INVESTMENT ACT OF 1998. Section 508 of the Workforce Investment Act of 1998 requires that all Web-sites operated by a federal agency, as well as those operated by anyone doing business with the federal government, modify their Web-sites to make them accessible to those who are handicapped. There are proposals to extend this Act to all Web-sites, which could increase our costs and make our service less attractive to the non-handicapped.

SEASONAL TRENDS IN INTERNET USAGE AND ADVERTISING SALES MAY NEGATIVELY AFFECT OUR BUSINESS.

    Seasonal trends could affect the advertising revenues we generate from operating our Internet services. To the extent that our advertising revenues depend on the amount of usage by our users, any seasonal fluctuations in Internet usage could affect our advertising revenues during such periods of fluctuation. In addition, the rate at which new users sign up for our services may be lower during certain seasons and holiday periods. Because our operating history is so limited, it is difficult for us to accurately predict these trends and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect our business, results of operations and financial condition.

IF INTERNET USAGE DOES NOT CONTINUE TO GROW, WE MAY NOT BE ABLE TO EXECUTE OUR BUSINESS PLAN.

    If the use of the Internet does not continue to grow or evolves in a way that we cannot address, our business, financial condition and operating results could be materially and adversely affected. Substantially all of our revenues are dependent on the continued use and expansion of the Internet. Use of the Internet has grown dramatically, but no assurance can be given of the continued use and expansion of the Internet. A decrease in the demand for Internet services or a reduction in the currently anticipated growth for such services could have a material adverse effect on our business, results of operations and financial condition. We have based our business model on certain assumptions regarding the continued growth of use of the Internet. If these assumptions turn out to be incorrect, our projections may be materially different than actual results or circumstances, which could have a material adverse effect on our business, results of operations and financial condition.

PROTECTION OF OUR DOMAIN NAMES IS UNCERTAIN.

    We currently hold the Web domain name relating to our brand, NetZero.com, as well as numerous other related Web domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. Such changes in the United States are expected to include a transition from the current system to a system which is controlled by a non-profit corporation and the creation of additional top-level domains. Governing bodies may establish additional top-level domains, appoint additional domain name registrars, or modify the requirement for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in the countries in which we conduct, or plan to conduct, business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, dilute or otherwise decrease the value of our trademarks and other proprietary rights.

                WE ARE SUBJECT TO RISKS RELATED TO THE OFFERING

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK.

    Prior to this offering, there has been no public market for our common stock and we cannot be sure that an active trading market for our common stock will develop or continue as a result of this offering. We will determine the initial public offering price of the shares of our common stock through negotiations with the underwriters. Please see "Underwriting" for more information.

THE CONCENTRATED CONTROL OF OUR COMPANY COULD ADVERSELY AFFECT STOCKHOLDERS.

    After this offering, our executive officers, directors and 5% stockholders,
in the aggregate, will control   % of our voting stock. As a result, these
stockholders will have significant influence and ability to control most matters requiring board and stockholder approval, including a significant corporate transaction like the sale of our company, a change in control or the terms of future equity financings. Such stockholders may have interests adverse to those of other stockholders in general, and they may use their influence to approve or take actions which are adverse to your interests.

PURCHASERS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.

    If you purchase common stock in this offering, you will incur immediate and substantial dilution in the net tangible book value of the shares purchased. We
estimate this dilution to be approximately $           per share, or
approximately   % (based on an assumed initial public offering price of
$           ). Additional dilution may occur upon the exercise of outstanding stock options.

OUR STOCK PRICE COULD FLUCTUATE SIGNIFICANTLY.

    The trading price of our common stock is likely to be volatile and could fluctuate widely in response to factors such as the following, some of which are beyond our control:

       -  general economic factors;

       - changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

       - changes in operating and stock price performance of other Internet and online companies similar to us; or

       -  future sales of our common stock.

    Domestic and international stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies often reach levels that bear no relationship to the operating performance of these companies. These market prices are generally not sustainable and could vary widely. If our common stock trades to such high levels following this offering, it could eventually experience a significant decline. Therefore, you may not be able to resell shares of our stock at or for more than the price you paid.

SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

    The market price of our common stock could decline as a result of sales by our existing stockholders of shares of common stock in the market after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell securities in the future at a time and at a price that we deem appropriate. You should read "Shares Eligible For Future Sale" for a more detailed discussion of when and how many additional shares of our stock may be sold after this offering.

OUR MANAGEMENT HAS BROAD DISCRETION OVER THE USE OF THE PROCEEDS FROM THIS OFFERING.

    The net proceeds of this offering are estimated to be approximately
$      million (approximately $               million if the underwriters'
over-allotment option is exercised in full) at an assumed initial public
offering price of $           per share and after deducting the estimated
underwriting discount and estimated offering expenses. Our management will retain broad discretion as to the allocation of the proceeds of this offering and may use such proceeds in a manner in which you may not agree.

CERTAIN PROVISIONS IN OUR CHARTER DOCUMENTS COULD DETER TAKEOVER EFFORTS.

    Provisions of our Amended and Restated Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control in attempts with respect to us and, accordingly, may discourage attempts to acquire us.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. When used in this prospectus, the words "expects", "anticipates", "estimates", "intends", "believes" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements under the captions "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus.

    These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements publicly for any reason, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

                                USE OF PROCEEDS

    Our net proceeds from the sale of the   shares of common stock offered
hereby are estimated to be approximately $      ($      million if the
underwriters exercise their over-allotment option in full) based upon an assumed
offering price of $      per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us.

    We intend to use the net proceeds of the offering:

       - for use in expansion of our business, including additions and enhancements to our server and network infrastructure and the functionality of The ZeroPort;

       - as additional working capital; and

       - for general corporate purposes.

    As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of the offering. Pending such uses, the net proceeds of the offering will generally be invested in short-term, interest-bearing investment-grade instruments. We intend to maintain flexibility in our use of the proceeds of this offering. The amounts actually expended for each of the purposes listed above are at our discretion and may vary significantly depending upon a number of factors, including the growth of our user base, capital spending requirements and developments in the Internet access market. Accordingly, we reserve the right to reallocate the proceeds of this offering as we deem appropriate.

    From time to time, in the ordinary course of business, we evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business. A portion of the net proceeds may be used to fund acquisitions or investments. We currently have no arrangements, agreements or understandings, and are not engaged in active negotiations with respect to such acquisitions or investments.

                                DIVIDEND POLICY

    We have never declared nor paid cash dividends on our capital stock. We currently intend to retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual and legal restrictions and other factors it deems relevant. We expect that any lease financing or credit agreements we enter into will prohibit the payment of dividends without the lender's consent.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 1999 (a) on an actual basis, (b) on a pro forma basis to reflect the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering, the planned reincorporation into Delaware and the $33.3 million in proceeds from our May 1999 Series D convertible preferred stock offering and (c) the pro forma information on an as adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of
shares of common stock at an assumed initial public offering price of $      per
share.

                                                                                         MARCH 31, 1999
                                                                              -------------------------------------
                                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                                              ---------  -----------  -------------

                                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................................  $   6,715   $  39,986     $
                                                                              ---------  -----------  -------------
                                                                              ---------  -----------  -------------
Capital leases, less current portion........................................  $     817   $     817     $     817
Redeemable convertible preferred stock, no-par value; actual-- 19,232,000 shares authorized, 18,105,000 shares issued and outstanding; pro forma and
  pro forma as adjusted--no shares authorized, issued or outstanding........      2,015          --            --
Stockholders' equity:
Convertible preferred stock, $0.001 par value; actual--35,181,000 shares authorized, 27,101,000 shares issued and outstanding; pro forma and pro forma as adjusted--10,000,000 shares authorized; no shares issued and
  outstanding...............................................................     11,522          --            --
Common stock, $0.001 par value; actual--112,500,000 authorized, 25,004,000 shares issued and outstanding; pro-forma-- 500,000,000 shares authorized,
  88,292,000 shares issued and outstanding (including the effect of the conversion of 18,082,000 shares related to the May 1999 issuance of Series
  D convertible preferred); pro forma as adjusted--500,000,000 shares
  authorized,      shares issued and outstanding............................        755          88
Additional paid-in capital..................................................      5,083      52,558
Note receivable from stockholder............................................       (629)       (629)         (629)
Deferred stock compensation.................................................     (4,739)     (4,739)       (4,739)
Accumulated deficit.........................................................     (7,132)     (7,132)       (7,132)
                                                                              ---------  -----------
Total stockholders' equity..................................................      4,860      40,146
                                                                              ---------  -----------  -------------
Total capitalization........................................................  $   7,692   $  40,963     $
                                                                              ---------  -----------  -------------
                                                                              ---------  -----------  -------------

                                    DILUTION

    Our pro forma net tangible book value as of March 31, 1999 was approximately $40.1 million, or $0.45 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of March 31, 1999 after giving pro forma effect to the automatic conversion of all outstanding shares of preferred stock and our May 1999 convertible preferred stock offering. After
giving effect to our sale of       shares of common stock offered by this
prospectus at an assumed initial public offering price of $               per
share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of as of
March 31, 1999 would have been $      million, or $      per share. This
represents an immediate increase in pro forma net tangible book value of
$               per share to existing stockholders and an immediate dilution in
pro forma net tangible book value of $               per share to investors
purchasing common stock in this offering.

    The following table illustrates this per share dilution:

Assumed initial public offering price per share.......................             $
  Pro forma net tangible book value per share as of March 31, 1999....  $    0.45
  Increase per share attributable to new investors....................
                                                                        ---------
Pro forma net tangible book value per share after this offering.......
                                                                                   ---------
Dilution per share to new investors...................................             $
                                                                                   ---------
                                                                                   ---------

    The following table summarizes, on a pro forma basis as of March 31, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, assuming an initial public offering price of
$               per share and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

                                                                                           TOTAL CONSIDERATION
                                                                   SHARES PURCHASED                                   AVERAGE
                                                               ------------------------  ------------------------      PRICE
                                                                 NUMBER       PERCENT      AMOUNT       PERCENT      PER SHARE
                                                               -----------  -----------  -----------  -----------  -------------
Existing stockholders........................................                         %   $                     %    $
New investors................................................
                                                                    -----          ---        -----          ---
Total........................................................                      100%   $                  100%
                                                                    -----          ---        -----          ---
                                                                    -----          ---        -----          ---

    The foregoing table gives pro forma effect to the automatic conversion of all outstanding shares of preferred stock and our May 1999 convertible preferred stock offering, each as if they had occurred at March 31, 1999, and assumes no exercise of the underwriters' over-allotment option or shares underlying outstanding options. As of March 31, 1999, options to purchase 3,455,000 shares of common stock were outstanding at a weighted average exercise price of $0.06 per share. To the extent that these options are exercised, new investors will experience further dilution. See "Description of Capital Stock" and note 6 of the notes to our financial statements.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    You should read the following selected financial data in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the period from July 21, 1997 (inception) through June 30, 1998 and the balance sheet data as of June 30, 1998 are derived from the audited financial statements of NetZero, Inc. included elsewhere in this prospectus. The statement of operations data for the three months ended September 30, 1998, December 31, 1998 and March 31, 1999, and the nine months ended March 31, 1999, and the balance sheet data as of March 31, 1999 have been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial position and results of operations for the period.

                                                                                                          NINE
                                           JULY 21, 1997              THREE MONTHS ENDED                 MONTHS
                                            (INCEPTION)   -------------------------------------------     ENDED
                                              THROUGH     SEPTEMBER 30,    DECEMBER 31,    MARCH 31,    MARCH 31,
                                           JUNE 30, 1998       1998            1998          1999         1999
                                           -------------  --------------  --------------  -----------  -----------
STATEMENT OF OPERATIONS DATA:
Revenues.................................   $        --    $         --    $        122    $     781    $     903
Cost of revenues.........................            --               6           1,064        3,979        5,049
                                           -------------  --------------  --------------  -----------  -----------
Gross loss...............................            --              (6)           (942)      (3,198)      (4,146)
Operating expenses:
  Sales and marketing....................            --              11             138          290          439
  Product development....................            --               8             210          292          510
  General and administrative.............            19              77             429        1,114        1,620
  Stock-based charges....................            --             110              46          188          344
  Depreciation and amortization..........            --               5              24           43           72
                                           -------------  --------------  --------------  -----------  -----------
      Total operating expenses...........            19             211             847        1,927        2,985
Loss from operations.....................           (19)           (217)         (1,789)      (5,125)      (7,131)
Interest and other income (expense),
  net....................................            (6)             --              (6)          30           24
                                           -------------  --------------  --------------  -----------  -----------
Net loss.................................   $       (25)   $       (217)   $     (1,795)   $  (5,095)   $  (7,107)
                                           -------------  --------------  --------------  -----------  -----------
                                           -------------  --------------  --------------  -----------  -----------
Basic and diluted net loss per share.....   $        --    $      (0.02)   $      (0.22)   $   (0.50)   $   (0.67)
Shares used to calculate basic and
  diluted net loss per share.............        15,000          13,451           8,025       10,277       10,587
Pro forma basic and diluted net loss per
  share..................................                                                               $   (0.28)
Shares outstanding used in pro forma
  basic and diluted net loss per share
  calculation............................                                                                  25,088

                                                                                                             AS OF
                                                                                             AS OF JUNE    MARCH 31,
                                                                                              30, 1998       1999
                                                                                             -----------  -----------
BALANCE SHEET DATA:
Cash and cash equivalents..................................................................   $       1    $   6,715
Working capital (deficit)..................................................................         (23)       4,845
Total assets...............................................................................           1       10,088
Capital leases, less current portion.......................................................          --          817
Redeemable convertible preferred stock.....................................................          --        2,015
Total stockholders' equity (deficit).......................................................         (23)       4,860

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. SEE "INFORMATION REGARDING FORWARD-LOOKING STATEMENTS". THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS ALSO SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    NetZero is pioneering a new Internet service model that provides consumers with free and unlimited Internet access while offering online advertisers a highly effective way to reach those users through precise targeting technology.

    We were incorporated in July 1997 and launched our service in October 1998. For the period from inception until October 1998, we had no revenues and our operating activities related primarily to the development of our proprietary zCast software. Since launching our service, we have continued these operating activities and have also focused on developing changes to The ZeroPort to enhance its features and functionality; implementing the zCast Server network cell infrastructure; hiring personnel; contracting with third-party communications providers; selling advertising; marketing our service to potential sponsors of placements on The ZeroPort and pursuing distribution arrangements such as those with Compaq and Xerox. We have spent, and will continue to spend, significant resources on these activities.

    REVENUES. We intend to generate revenues through banner advertisements, referrals of our users to other Web-sites, sponsorships on The ZeroPort, performance-based agreements and distribution arrangements. Historically, The ZeroPort has been limited in its capabilities and our revenue has been generated primarily from non-targeted banner advertising. We anticipate that a significant portion of our banner inventory will be sold in a similar manner in the future. We have recently begun generating revenues from selling targeted banner advertisements and by automatically referring our users to specified Web-sites when they log on. We expect to release a substantially upgraded version of The ZeroPort in the near future that will expand The ZeroPort features and offer a number of additional ways to generate revenues, including selling exclusive and non-exclusive sponsorships of various buttons and a marquee space on The ZeroPort as well as sponsorships of a customizable ticker tape and browse window on The ZeroPort. Our advertising revenues could be derived from a variety of fee arrangements, including fixed fees or fees based on the number of users referred to the advertiser's Web-site, the number of ads delivered, other performance criteria, or any combination of the foregoing.

    We anticipate that we will receive higher advertising rates for targeted advertisements and sponsorships than for non-targeted banner advertisements. However, we have limited experience in selling and managing these types of arrangements and there can be no assurance that we will successfully sell all of the various advertising services we intend to offer or that such arrangements will generate significant revenues or higher advertising rates. Our success with performance-based fee arrangements may depend on our ability to effectively target users. We are in the early stages of that process and may encounter technical and other limitations on our ability to successfully target users based on their demographic information, including limitations associated with privacy concerns. We cannot assure you that we will be able to achieve anticipated revenues. In addition, while we believe that the growth of our user base will enhance the value of our services to our advertising customers, there can be no assurance that we will adequately perform under these arrangements or that we will be able to replace such arrangements on comparable terms, if at all. The failure to generate significant sponsorships on The ZeroPort or the failure to replace significant contracts when they expire could adversely affect our revenues and results of operations.

    Banner advertising, sponsorship and performance-based revenues are recognized ratably in the periods in which the advertisement or sponsorship placement is displayed or in which the performance criteria are achieved, provided that no significant NetZero obligations remain and collection of the resulting receivable is probable. To the extent banner delivery commitments or performance criteria are not met, NetZero either loses the right to such revenues or defers the corresponding revenues until the remaining ads are delivered or performance criteria are achieved.

    Our advertising revenues are subject to the effects of seasonality. Advertisers typically purchase impressions on a forward basis. If purchasing patterns or timing of purchasing by advertisers were to change, our operations could be materially affected.

    Our revenues will be significantly affected by our ability to grow our user base. If we are unable to grow our user base and maintain a favorable demographic profile of users, we may be unable to attract significant commitments from advertisers or satisfy our agreements with our advertisers relating to performance criteria.

    The Company does not currently anticipate that inflation will have a material impact on its results of operations.

    COST OF REVENUES. Cost of revenues consists of telecommunications costs, allocated depreciation of our network equipment, allocated occupancy costs and personnel and related expenses of our network. We intend to expend significant amounts of capital and to make significant commitments to future telecommunications capabilities with the expectation of a rapidly increasing subscriber base and anticipated usage patterns. Our failure to accurately forecast our users' needs could result in significant overcapacity which would adversely impact our result of operations. Conversely, underforecasting usage could adversely impact the ability of our users to receive adequate service and adversely impact our reputation and our ability to maintain or increase our subscriber base. We have a limited history in forecasting our users' requirements and there can be no assurance that we will be able to accurately forecast such requirements in the future.

    SALES AND MARKETING. Sales and marketing expenses include salaries, sales commissions, benefits, travel and related expenses for our direct sales force, fees paid to third-party advertising sales agents, marketing, and sales support functions. In an effort to increase our revenues, user base and brand awareness, we expect to increase significantly the amount of spending on sales and marketing over the next year. Marketing costs associated with increasing our user base, which to date have been minimal, are expensed in the period incurred.

    PRODUCT DEVELOPMENT. Product development costs include expenses for the development of new or improved technologies designed to enhance the performance of our service, including the salaries and related expenses for our software engineering department, as well as costs for contracted services, content, facilities and equipment. We believe that a significant level of product development activity is necessary for our business and intend to increase significantly the amount of spending to fund this activity.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal and human resources personnel. In addition, general and administrative expenses include fees for professional services, occupancy costs. We expect general and administrative expenses to increase in absolute dollars as we continue to expand our administrative infrastructure to support the anticipated growth of our business, including costs associated with being a public company.

    STOCK-BASED CHARGES. In connection with the grant of stock options to employees and the imposition of restrictions on shares of stock held by certain founders during the nine months ended March 31, 1999, we recorded aggregate deferred compensation of approximately $5.0 million. This

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
deferred compensation represented the difference between the deemed fair value of our common stock for accounting purposes and the exercise price of these options or shares at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of applicable options, generally four years.

RESULTS OF OPERATIONS

    PERIOD FROM JULY 21, 1997 (INCEPTION) THROUGH JUNE 30, 1998

    NetZero began its business operations in October 1998, and as a result, operating results for the year ended June 30, 1998 are not meaningful or material.

    THREE MONTHS ENDED DECEMBER 31, 1998 AND MARCH 31, 1999 AND NINE MONTHS ENDED MARCH 31, 1999

    The following table sets forth selected statement of operations data as a percentage of total revenues:

                                                                             THREE MONTHS ENDED
                                                                         ---------------------------    NINE MONTHS
                                                                          DECEMBER 31,    MARCH 31,   ENDED MARCH 31,
                                                                              1998          1999           1999
                                                                         --------------  -----------  ---------------
AS A PERCENTAGE OF REVENUES
Revenues...............................................................           100%          100%           100%
Cost of revenues.......................................................           872           509            559
                                                                              -------         -----          -----
Gross loss.............................................................          (772)         (409)          (459)
Operating expenses:
Sales and marketing....................................................           113            37             49
Product development....................................................           172            37             56
General and administrative.............................................           351           142            179
Stock-based charges....................................................            38            24             38
Depreciation and amortization..........................................            20             6              8
                                                                              -------         -----          -----
    Total operating expenses...........................................           694           247            331
Loss from operations...................................................        (1,466)         (656)          (790)
Interest and other income (expense), net...............................            (5)            4              3
                                                                              -------         -----          -----
Net loss...............................................................        (1,471)%        (652)%         (787)%
                                                                              -------         -----          -----
                                                                              -------         -----          -----

    REVENUES. Revenues for the quarter ended March 31, 1999 were $781,000, which represented an increase of $659,000, or 540%, from $122,000 for the quarter ended December 31, 1998. The increase was primarily attributable to increased sales of banner advertisements.

    COST OF REVENUES. Cost of revenues for the quarter ended March 31, 1999 was $4.0 million, which represented an increase of $2.9 million, or 274%, from $1.1 million for the quarter ended December 31, 1998. The increase was primarily attributable to increased telecommunications expense related to the growth in our user base.

    SALES AND MARKETING. Sales and marketing expenses for the quarter ended March 31, 1999 were $290,000, which represented an increase of $152,000, or 110%, from $138,000 for the quarter ended December 31, 1998. The increase was due to the hiring of four new salespeople into our direct sales force.

    PRODUCT DEVELOPMENT. Product development expenses for the quarter ended March 31, 1999 were $292,000, which represented an increase of $82,000, or 39%, from $210,000 for the quarter ended December 31, 1998. The increase was due to the hiring of seven new software engineers.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses for the quarter ended March 31, 1999 were $1.1 million, which represented an increase of $685,000, or 160%, from $429,000 for the quarter ended December 31, 1998. The increase was due to the hiring of several key employees, including Mark Goldston, our Chief Executive Officer.

    STOCK-BASED CHARGES. In the nine months ended March 31, 1999, we recorded total deferred compensation of $5.0 million in connection with stock option grants and restricted founders' shares. We are amortizing this amount over the vesting periods of the applicable options or shares, resulting in expense of $277,000 for the nine months ended March 31, 1999. Stock-based charges in the nine months ended March 31, 1999 also include a charge for $67,000 related to the issuance of options on the Series A and B redeemable convertible preferred stock.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization for the quarter ended March 31, 1999 was $43,000, which represented an increase of $19,000 or 79%, from $24,000 for the quarter ended December 31, 1998. The increase was due primarily to the purchase of fixed assets to be used in the business.

    INTEREST AND OTHER INCOME (EXPENSE), NET. Interest income consists of earnings on our cash and cash equivalents. Interest expense consists primarily of interest expense on capital equipment leases. Interest income, net, for the quarter ended March 31, 1999 was $30,000, which represented an increase of $36,000 from net interest expense of $6,000 in the quarter ended December 31, 1998. The increase was primarily attributable to the signing of our Series C equity investment agreement, which provided our company with $11.4 million in cash.

    INCOME TAXES. As a result of operating losses and our inability to recognize a benefit from our deferred tax assets, we have not recorded a provision for income tax for the nine months ended March 31, 1999. We have provided a full valuation allowance on our deferred tax assets, consisting primarily of net operating loss carry-forwards, because of uncertainty regarding their realizability.

    Our operating results may fluctuate substantially in the future as a result of a variety of factors, many of which are outside of our control, including those discussed elsewhere in this prospectus. We plan to significantly increase our operating expenses and capital expenditures to expand our sales and marketing efforts, promote the NetZero brand, continue to enhance the features and functionality of The ZeroPort, upgrade our internal network infrastructure, pursue new distribution channels and hire new personnel across all levels of our organization. We determine our operating expenses largely on the basis of anticipated growth in our revenues and certain of our expenses are fixed in the short term. There are risks associated with the timing and achievement of revenue targets due to a variety of factors, and there can be no assurance that revenues will increase commensurately with expenses. As a result of these and other factors, our operating results may vary substantially from quarter to quarter. See "Risk Factors" for a discussion of some of the factors which could lead to substantial operating losses.

    In addition, seasonal trends could affect the revenues we generate. To the extent that our revenues depend on the amount of usage by our users, any seasonal fluctuations in Internet usage could affect our revenues during such periods of fluctuation. Moreover, the rate at which new users sign up for our services may be lower during certain seasons and holiday periods. Because our operating history is so limited, it is difficult for us to accurately predict these trends and plan accordingly. Since our operating expenses are based on our expectations of future revenues, it is possible that seasonal fluctuations could materially and adversely affect our business, results of operations and financial condition.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of operating results are not necessarily a good indication of future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have financed our operations primarily through the private placement of equity securities, raising $13.7 million through March 1999 and an additional $33.3 million in May of 1999. At May 31, 1999 we had $36.6 million in cash and cash equivalents.

    Net cash used for our operating activities was $5.9 million for the nine months ended March 31, 1999. Net cash used for operating activities consisted primarily of net operating losses and increases in accounts receivable and restricted cash balances, which were partially offset by increases in accounts payable.

    Net cash used for our investing activities was $951,000 for the nine months ended March 31, 1999. Net cash used for investing activities consisted primarily of capital expenditures for computer equipment, purchased software and office equipment. As our operations expand, we anticipate that our planned purchases of capital equipment will require significant additional expenditures over the next 12 months.

    Net cash provided by our financing activities was $13.6 million for the nine months ended March 31, 1999. Net cash provided by financing activities was principally attributable to the private sale of convertible preferred stock.

    As of March 31, 1999, our principal commitments consisted of office and equipment leases. Future minimum cash payments under these non-cancelable commitments are $13.7 million through the year 2009.

    As of March 31, 1999, we had $6.7 million in cash and cash equivalents. We currently anticipate that our existing cash and cash equivalents, the net proceeds from our May 1999 Series D preferred stock financing and this offering, proceeds from equipment leases and any cash generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations through at least the next 12 months. However, we may need to raise additional funds in order to fund more rapid expansion, to expand our marketing activities, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary services, businesses or technologies. If we are not successful in generating sufficient cash flow from operations, we may need to raise additional capital through public or private financings, strategic relationships or other arrangements. This additional funding, if needed, might not be available on terms acceptable to us, or at all. Our failure to raise sufficient capital when needed could have a material adverse effect on our business, results of operations and financial condition. If additional funds were raised through the issuance of equity securities, the percentage of stock owned by our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock.

YEAR 2000

    Many existing computer systems and software are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. If not corrected, there could be system failures or miscalculations causing disruptions of operations, including, among other things, an inability to process transactions or engage in normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements.

    OUR STATE OF READINESS

    We have not assessed the impact that the Year 2000 problem may have on our operations. We plan to implement the following process to assess and remedy any Year 2000 problems with our operations:

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
    Phase I: Assessment Operations (estimated completion in August 1999);

    Phase II: Prepare Formal Test Plan (estimated completion in September 1999);

    Phase III: Implement Test (estimated completion in October 1999); and

    Phase IV: Remediation of Year 2000 issues (estimated completion in November
1999).

    While we have not formally assessed the impact that the Year 2000 problem may have on our operations, we believe the following four distinct areas of our operations may be affected by the Year 2000 problem:

    INTERNALLY DEVELOPED SOFTWARE. We have internally developed a substantial portion of the systems and software that we use to operate and monitor our online operations. While we have not assessed the Year 2000 readiness of our internally-developed systems and software, we believe that they are Year 2000 compliant because we attempted to construct them to avoid the Year 2000 problem.

    THIRD-PARTY HARDWARE AND SOFTWARE SUPPLIERS. We use third-party equipment and software that may or may not be Year 2000 compliant. As a result, our ability to address Year 2000 issues is to a large extent dependent upon the Year 2000 readiness of these third parties' hardware and software products. These products include servers manufactured by Sun Microsystems, Network equipment manufactured by Cisco, database management, financial application and other software licensed from Oracle, our advertisement server software from NetGravity, and JAVA, a programming language licensed from Sun Microsystems that we use to implement most of our internally developed software. We are contacting the third parties from whom we have purchased any hardware and software products to validate that such products are Year 2000 compliant. We intend to complete our assessment of these parties' products by the end of August 1999. However, since we purchased the most current product versions available from these third parties, we believe these applications are Year 2000 compliant.

    TELECOMMUNICATIONS CARRIERS. We are entirely dependent on our telecommunications carriers to provide access between their POPs and our network. We are initiating discussions with all of our telecommunications carriers to determine the extent to which we are vulnerable to those third parties' Year 2000 issues. We intend to obtain Year 2000 readiness disclosure statements from each of these partners by the end of August 1999 to confirm that their systems are Year 2000 compliant. In addition, we believe that several of our telecommunications carriers have conducted Year 2000 compliance checks as a part of their standard disaster recovery simulations. We expect to resolve any significant Year 2000 issues with our telecommunications carriers; however, in the event they do not achieve Year 2000 compliance, we may have to seek alternative suppliers of telecommunications services.

    NON-IT SYSTEMS. Our non-information technology systems, such as heating and air conditioning, security systems and other embedded technology may be subject to Year 2000 risks. If our air conditioning unit were to fail, our servers and other electrical equipment could overheat and be seriously damaged or lost. If our security systems were to fail, we would be exposed to a significant risk of property loss and damage and personal injury.

    THE COSTS OF ADDRESSING OUR YEAR 2000 ISSUES

    To date, we have not incurred any material expense in connection with identifying, evaluating and remediating Year 2000 compliance issues. We believe that substantially all of the expense that we will incur in the future relating to the Year 2000 problem will be costs associated with time spent by our employees in the evaluation process and Year 2000 compliance in general. We do not expect the total costs of our Year 2000 compliance efforts to be material. However, if these costs are substantially higher than we anticipate, they could have a material adverse effect on our business.

    THE RISKS ASSOCIATED WITH OUR YEAR 2000 ISSUES

    If Year 2000 issues prevent our users from accessing the Internet, our business and operations will suffer. Any failure of our systems and our communications infrastructure with respect to the Year 2000 problem could result in:

       - increased user turnover and corresponding loss of advertising revenues resulting from decreased impressions; or

       - increased allocation of our resources to address Year 2000 problems without additional revenues commensurate with such dedication of resources.

    OUR CONTINGENCY PLANS

    We have not developed a contingency plan with respect to Year 2000 risks. However, we believe our worst case scenario is the interruption of our business resulting from Year 2000 failure of our third party systems which provide access between their POPs and our internal network. We plan on developing a contingency plan in the future, but have not determined the scope of such plan, or the timetable by which such a plan would be developed.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use", which provides guidance on accounting for the cost of computer software developed or obtained for internal use. We expect that the adoption of SOP 98-1 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities". SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. We expect that the adoption of SOP No. 98-5 will not have a material impact on our financial position, results of operations or cash flows. We will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In June 1998, The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because we do not currently hold any derivative instruments or engage in hedging activities, the impact of the adoption of SFAS No. 133 is not currently expected to have a material impact on our business, results of operations or financial condition. We will be required to implement SFAS No. 133 in the first quarter of fiscal 2001.

                                    BUSINESS

NETZERO

    NetZero is pioneering a new Internet service model that provides consumers with free and easy access to the Internet while offering online advertisers a highly effective way to reach those users through our proprietary targeting technology. We offer users a simple and compelling proposition--free and unlimited Internet access, as well as free e-mail and navigational tools to enhance their online experience. The value of NetZero's proposition is evidenced by our growth; between our October 1998 launch and June 30, 1999, approximately
1.17 million users registered for our service. During June 1999, approximately 613,000 of these users accessed our service and were delivered over 830 million advertising impressions. Our services are offered in over 1,100 cities nationwide.

    When users access the Internet through our service, we display a small window on their computer screen called The ZeroPort which is always visible while they are online, regardless of where they navigate. Users can move The ZeroPort to different locations on their screens but cannot close it or reduce its size. The ZeroPort displays advertisements, advertiser-sponsored buttons, icons and drop-down menus. By clicking on The ZeroPort, users can navigate directly to sites and services such as news, sports, finance and shopping. We generate revenues by selling advertisements and sponsorships on The ZeroPort. We plan to expand our revenue sources to include fees from advertisers and merchants when our users subscribe for services, purchase products or satisfy other performance criteria.

    Our service is based on two key principles. First, we provide users free Internet access and other free services. We obtain demographic information when users register for our services which we supplement with our ability to track their online activity. Second, we offer advertisers access to a large audience and enable them to target messages, based on user demographics and online behavior, for extended periods of time. Our model combines certain of the characteristics of network television--where a mass audience has free access to an advertising-supported medium-- with the targeting advantages of direct marketing. We believe NetZero is positioned to redefine the Internet access model and the way products and services are marketed online.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET

    The emergence and wide acceptance of the Internet has fundamentally changed how millions of people worldwide share information, communicate and conduct business. International Data Corporation (IDC) estimates that the number of Internet users in the United States will increase from approximately 63 million in 1998 to approximately 177 million by the end of 2003. The growth in Internet usage is being driven by a number of factors, including:

       - a large and growing installed base of personal computers;

       - easier, faster, and more reliable access to the Internet;

       - improvements in network security, infrastructure and bandwidth;

       - the rapidly expanding availability of online content and commerce sites; and

       - an increasing amount of offline advertising promoting the Internet.

    TRADITIONAL INTERNET ACCESS

    There are more than 6,000 ISPs in the United States today, varying widely in geographic coverage, user focus and the nature and quality of services provided to users. With the exception of a few large providers, the vast majority of ISPs do not offer branded nationwide coverage. A number of ISPs are beginning to supplement their basic access with services such as e-commerce and telecommunications.

    ISPs generally charge users monthly access fees and fees for additional services, such as Web hosting. IDC estimates that users spend an average of approximately $250 per year for Internet access. Telecommunications costs associated with providing dial-up Internet access have declined in recent years with the emergence of wholesale providers that resell capacity to ISPs. These providers have built and continue to build networks on a large scale and are able to spread the cost of their networks over multiple ISPs. Though access fees charged to users have declined over time, they have not fallen as quickly as the costs of personal computers or telecommunications. We believe that while users are generally focused on speed and reliability as they evaluate Internet access services, they are also increasingly focusing on cost, particularly as their other computing costs decline and since the rest of their online experience is generally free.

    GROWTH OF INTERNET ADVERTISING

    Traditional television, radio and print advertising has focused on building awareness-- repeating a branded message with high frequency to a large audience--rather than targeting individual users based on demographics or behavior. The Internet has emerged as an attractive new medium for advertising because it offers features that are unavailable in traditional media. For example, the Internet enables advertisers to target specific types of users, receive direct feedback on their advertisements, and capture valuable data on user preferences while reaching a broad, global audience.

    The Internet also represents an attractive medium for direct marketing, which has traditionally been conducted through direct mail and telemarketing. The interactive nature of the Internet enables direct marketers to deliver targeted promotions to users. The success of any direct marketing campaign is generally measured by the response rate of users. The Internet has the potential to enable direct marketers to increase user response rates and decrease costs per transaction by targeting campaigns to particular users based on their demographic profile, interests and online behavior. Jupiter Communications estimates that the amount spent on consumer Internet advertising in the United States will grow from $1.9 billion in 1998 to $7.7 billion in 2002.

    LIMITATIONS OF CURRENT INTERNET ADVERTISING

    While the Internet offers advertisers and direct marketers a number of advantages over traditional media, there remain significant challenges to realizing the full potential of online advertising. To date, online advertising has generally consisted of banner advertisements and sponsorships on heavily trafficked portals and other Web content sites. We believe that users who visit those sites tend not to spend a great deal of time on any one page and can generally scroll traditional banner advertisements off of their screens, leading advertisers to increasingly question the effectiveness of these advertisements. In addition, most online advertisers are unable to successfully target their audiences, largely due to a lack of precise demographic and navigation data on users. As advertisers and direct marketers continue to increase their online spending, they are seeking solutions and technologies which will enable them to deliver highly-targeted messages, receive real-time feedback and capitalize on other potential advantages of online advertising.

THE NETZERO SOLUTION

    We have created a business model that provides free, unlimited Internet access to users and a powerful direct marketing tool for advertisers and sponsors.

    OUR VALUE PROPOSITION TO USERS

    FREE, UNLIMITED INTERNET ACCESS AND E-MAIL. We offer users free unlimited access to the Internet and navigational tools to enhance their online experience. We also provide each of our users with a free e-mail account. Users can access our services with a computer running Windows 95, Windows 98 or Windows NT 4.x and with at least 16 MB of RAM, a 14.4 kbps or faster dial-up modem and any standard Internet browser.

    THE ZEROPORT. We combine navigational tools with our other service to enhance our users' online experience. The ZeroPort contains buttons conveniently displayed in a dashboard-like setting around the advertising window. These buttons enable users to go directly to specific Web-sites across a variety of categories. For example, The ZeroPort has a button that allows users to search the Internet through LookSmart, an Internet services directory that currently appears as the start page for our service. We plan to add significant functionality to The ZeroPort, including advertiser-sponsored buttons that can link directly to various popular Internet services and sites, as well as a customizable ticker which can display the latest news headlines, sports scores and stock market quotes, among other new features. Our user data enables us to deliver information and advertising intended to be tailored to our users' interests.

    The following schematic illustrates the ZeroPort, including the features and functions that we expect to add to the next release:

[Graphic depiction of The Zero Port, including an advertising window, sponsorship buttons and information ticker appears here]

    OUR VALUE PROPOSITION TO ADVERTISERS AND DIRECT MARKETERS

    PROMINENT AND SUSTAINED ADVERTISING MEDIUM. In contrast to most portal and content sites which display advertising, NetZero remains with users the entire time they are online. Once users are logged on through NetZero, The ZeroPort remains in full view throughout the session, including when they are waiting for pages to download, navigating the Internet and even engaging in non-browsing activities such as sending or receiving e-mail. The constant visibility of The ZeroPort allows advertisements to be displayed for a specified period of time, typically from 20 to 30 seconds.

    DYNAMIC TARGETING AND INFORMATION GATHERING. Our users provide demographic information when they register for our service. Utilizing our proprietary zCast technology, we can track our users' behavior the entire time they are online through our service. As a result, we are able to deliver targeted advertisements and measure their effectiveness. For example, our users can receive ads from a brokerage firm when they are viewing sites containing stock quotes or financial news, or receive promotions from a bookseller when browsing sites containing book reviews. We also offer advertisers the ability to display ads in The ZeroPort while users are viewing a competitor's Web-site or when viewing the advertisers' own Web-site, thereby complementing their site and precluding competitive ads from being displayed at that time.

    PERFORMANCE-BASED ADVERTISING. While the Internet has emerged as an important mass advertising medium, advertisers are increasingly seeking solutions to ensure that they maximize their return on investment. To meet the demands of advertisers who value specific results from their online marketing campaigns, we intend to offer pricing alternatives where we are paid only if our users link to an advertiser's site and subscribe for services, purchase products or satisfy some other performance criteria.

THE NETZERO STRATEGY

    Our objective is to redefine the Internet access model and the way products and services are marketed online. The key elements of our strategy are:

    BUILD A PREMIER BRAND. We believe that establishing brand awareness is critical to attracting and retaining users and advertisers and intend to make brand building prominent in our marketing efforts. Our strategy is to promote the perception of the NetZero brand among users as a premier provider of Internet services and among advertisers as the most effective means of targeting potential customers. To achieve this objective, we plan to advertise the NetZero brand extensively online, as well as through traditional media, including television, radio and print advertising. We plan to support the quality brand image conveyed through our marketing campaign by establishing sponsorship relationships with leading online and offline consumer brands as advertisers.

    INCREASE USER BASE. We intend to continue to rapidly increase our user base. Aggregating a large audience will provide economies of scale, increase our attractiveness to advertisers and enhance our ability to enter into strategic marketing arrangements. To date, our user base has grown almost exclusively through word-of-mouth referrals by existing users. We plan to expand our audience through more aggressive user-acquisition programs, including co-branding, distribution of CDs to install our service, bundling and retail distribution relationships, and television, radio and print advertising.

    IMPROVE USER EXPERIENCE. We will continue efforts to improve the experience of users and maximize their retention by enhancing the technical capabilities and ease of use of our service, making our users' online experience more relevant and personal, providing additional user support options and adding new services.

    PURSUE DIVERSE REVENUE SOURCES. Our service enables us to pursue revenues from diverse sources, including banner advertising, sponsorships and e-commerce. To date, advertisers and merchants have paid us for placements of ads and sponsorships on The ZeroPort and for referrals to their Web-sites. We also plan to offer advertisers enhanced advertising and tracking tools and to generate fees through referrals and other arrangements when our users open accounts with, or purchase products or services from, our advertisers.

    MAXIMIZE SALES AND MARKETING EFFICIENCY. We intend to continue to pursue a two-pronged strategy to sell and market advertising and sponsorship on The ZeroPort. First, our internal sales and marketing organization will focus on developing innovative sponsor relationships with leading brand marketers in addition to selling banner advertisements on The ZeroPort. We believe sponsoring arrangements will tend to have longer terms, elements of exclusivity and higher rates than typical banner advertising. Second, we will leverage the resources of outside sales organizations to enhance our ability to sell large quantities of ad inventory within a short period of time. We have entered into agreements with Adsmart, 24/7 Media and ValueClick to augment our efforts to sell traditional banner advertising as we continue to expand our internal sales organization.

    MINIMIZE NETWORK COSTS. Network costs associated with providing our service are a major component of our cost structure. Our strategy of purchasing telecommunications capacity from third-party wholesale providers, rather than building and managing our own network, has enabled us to rapidly expand the geographic scope of our service and accommodate user growth while reducing capital expenditures. Although we may at some point consider investing in various forms of networking infrastructure, particularly in cases where a given type of access would otherwise be difficult or prohibitively costly to obtain, we currently intend to continue using wholesale providers and to negotiate volume discounts as our purchasing power increases. We believe this will enable us to reduce costs, continue to rapidly expand our service coverage and to ensure reliable service through multiple wholesale providers.

    We also believe that our strategy of using wholesale providers will enable us to remain network-independent and to switch providers or technologies as cost or performance improvements become available. As a result, we believe we can be flexible in responding to user demand for higher-speed access and other types of improved service such as DSL, cable modems, high-speed wireless access and other broadband technologies.

SOURCES OF REVENUE

    We generate, or plan to generate, revenues from the following services. An agreement with a significant customer typically involves a number of the services offered to maximize the effectiveness of the customer's advertising or sponsorship campaigns.

    BANNER ADVERTISING. Our advertisers can currently purchase standard banner advertising on The ZeroPort at rates comparable to those generally available for banner advertising. Advertisers can also purchase targeted advertising on The ZeroPort so that their advertisements are displayed only to users satisfying certain criteria specified by our advertisers, such as gender, interests, language preferences and geographic location. We also offer advertisers the opportunity to target specific Web-sites so that their ads are displayed on The ZeroPort when users are viewing such Web-sites, including those of competitors of the advertisers. They can also purchase advertising space on TheZeroPort when users are viewing the advertisers' own Web-sites, thereby complementing the site and precluding competitors from displaying their advertisements on The ZeroPort at that time. We charge our advertisers premium rates for targeted advertising services. Direct advertisers that have placed banner advertisements on The ZeroPort include Bell South, eBay, Microsoft, Netscape and theglobe.com.

    SPONSORSHIP. The ZeroPort contains a number of buttons and, in the future, will contain additional buttons, drop-down menus, a marquee space and a customizable ticker tape and browse window which are or will be available for sponsorship by advertisers. The buttons and drop-down menus will be organized into categories such as news, sports, finance and shopping. This allows advertisers to purchase exclusive or non-exclusive sponsorships for a specific category, and helps direct interested users to their sites. The ticker tape will display sports, news and stock market quotes.

    WEB-REFERRALS AND E-COMMERCE. We enter into arrangements with e-commerce merchants and service providers where we receive fees based on the number of users who are referred to their Web-site, subscribe for their services, purchase their products, or satisfy other performance criteria. These arrangements can be based on our ability to direct users to specific Web-sites, on advertisements and sponsorships on The ZeroPort, as well as on targeted e-mail messages sent directly by advertisers to users who elect to receive such messages via their free e-mail accounts.

    OTHER. We have also received revenues from co-branding and distribution arrangements and intend to pursue other diverse revenue opportunities.

    Our revenues from any of the above sources could include a variety of fee arrangements, including fixed fees or fees based on the number of users referred to the advertiser, the number of ads delivered, other performance criteria, or any combination of the foregoing.

SALES AND MARKETING

    ADVERTISING SALES

    We sell and market advertising and sponsorship on The ZeroPort through our direct sales force, which comprised 12 people as of June 30, 1999. Our sales force is structured as a multi-region organization with regional managers, key account managers and a national planning group. Our sales personnel operate out of our headquarters in Westlake Village, California and our offices in New York and San Francisco. We also have agreements with Adsmart, 24/7 Media and ValueClick to sell traditional banner advertising as we continue to expand our internal sales organization.

    We recently started selling sponsorships for placements on, and links from, The ZeroPort. For example, we granted eBay the sponsorship for person-to-person auctions, linking eBay to the "Auction" button or a drop-down menu on The ZeroPort. We expect our sponsorship arrangements could involve some level of exclusivity and will command higher prices than traditional online advertising. Sponsorship advertising involves a greater degree of integration and consultation between NetZero and the marketer. We intend to focus our sales and marketing organization on building and sustaining these relationships, including working to select the appropriate media strategy based on the sponsor's requirements for timing, number of impressions and desired response rate.

    USER ACQUISITION

    To date, we have relied extensively on word-of-mouth marketing to attract the vast majority of our users. We plan to increase our user marketing efforts, including television, radio and print media advertising, direct marketing campaigns such as widespread direct mailing and distribution of CDs to install our software, and bundling, co-branding, and retail distribution arrangements. For instance, we have entered into the following distribution arrangements to build our brand, acquire users and generate revenues:

    COMPAQ. In April 1999, we entered into a twelve-month agreement with Compaq under which Compaq will bundle and distribute our NetZero software with its Presario products. Compaq will pay for substantially all of the marketing, distribution and advertising costs of the bundled product in exchange for up to 10% of The ZeroPort's banner advertising inventory on NetZero sessions initiated from the bundled Presario products. In addition, all users who sign up for NetZero's service through software installed on the bundled product will be directed to AltaVista's start page each time they log-on to NetZero's service for the term of the agreement. With certain exceptions, through February 2000, Compaq will not offer any other free Internet access services on its Presario products and we will not bundle our service with the personal computers of any other manufacturer or enter into any agreements with Compaq's retailers for the distribution of our services.

    XEROX. In July 1999, we entered into a non-exclusive arrangement with Xerox under which Xerox agreed to bundle and distribute CDs for installing our software with its computer peripheral products. Xerox has agreed to pay us a fee per CD and purchase advertising from us through December 1999.

USER SUPPORT

    Our user service strategy is to build programs designed to increase user satisfaction and retention, while controlling costs and accommodating our rapid growth. To date, our user service has been handled in-house, but we plan to engage in selective outsourcing of certain aspects of our user service to vendors to provide us with greater efficiency and scalability for future growth.

    We provide online and offline "self-help" services that provide a variety of support options to our users, including our SPEEDY Assistant offline software which is loaded onto the user's computer when the service is initially installed from the CD and can also be downloaded from our Web-site. This offline tool assists users in loading and operating our software, provides answers to common questions and helps users set up their e-mail account through step-by-step instructions. We also provide comprehensive help, tutorials, advisories, answers to frequently asked questions and tips via our Web-site, fax back support and e-mail. We intend to provide the same support via real-time chat and message boards. We also provide telephone support between 8:00 a.m. and 9:00 p.m. (Pacific time), Monday through Saturday. We have entered into an agreement with a third party to develop and outsource a "pay for what you need" program which will provide our users with toll-free telephone access, 24 hours per day, 7 days per week, to a support representative for a per-incident basis charge.

    Our user service organization continually monitors quantitative metrics such as average wait time, first call resolution rate and abandon rate. We plan to implement a problem tracking system that will allow recurring problems to be identified and communicated to the appropriate user service function for resolution. We are also in the process of enhancing our in-house support system through the addition of an e-mail distribution system and a dynamic Web-based database. The database will be accessible by our outsourcing partners, in-house user service representatives and our customers on a real-time basis to provide answers to frequently asked questions and to ensure delivery of user service in a consistent manner.

TECHNOLOGY

    We have developed and continue to expand a proprietary software system called zCast that enables us to track our users' navigational activities and to deliver highly-targeted advertising. zCast has two major components:

    THE ZCAST CLIENT SOFTWARE

    The zCast Client application is the software product that includes The ZeroPort which is installed on all of our users' personal computers. The ZeroPort is visible and appears on top of other windows while a connection to NetZero's service is maintained. The zCast Client performs multiple tasks, including:

       - establishing a connection to the NetZero service;

       - capturing demographic information;

       - authenticating a user via a user ID and password;

       - tracking URLs visited;

       - managing the display of advertising banners;

       - targeting advertising based on URL visited and on keyword search;

       - logging the number of times an ad was shown and the number of times an ad was clicked on;

       - monitoring the quality of the online session (including dial-up and network errors); and

       - providing a mechanism for customer feedback.

    We intend to continue to extend the functionality of The ZeroPort to enhance our users' experience. Features under development include:

       - short-cut buttons to content sites;

       - an information ticker for stocks, weather, sports and news;

       - a new message indicator; and

       - rich media support.

    The zCast Client is a JAVA application that runs on a user's personal computer. Using JAVA affords us the ability to run on multiple operating systems with minimal code changes. In addition to JAVA, native Microsoft Windows applications and system files are used to extend the functionality of the zCast Client. The zCast Client currently operates on the Windows 95, Windows 98 and Windows NT 4.x operating systems. We also plan to operate on the Apple Macintosh operating system in the future.

    THE ZCAST SERVER NETWORK

    The zCast Server network is a group of back-end software applications running on multiple servers that manage and collect important data relating to each user's online session. The servers consist of the following components:

    APPLICATION SERVER. The application server software interacts with The ZeroPort to send and receive information such as authentication, playlists of advertisements and impression and click counts. This proprietary software is written in JAVA, which helps make interaction between The ZeroPort and the server seamless and robust. The application server also takes advantage of software and hardware load balancing, both of which enhance the scalability of the system.

    DATABASE SERVER. The database server stores session information, user information and ad display and click counts. This server is based on Oracle database technology and is designed by NetZero to handle very large volumes of data.

    AD SERVER. The ad server manages the ad inventory and determines which ads users will view during their online session. This server is based on NetGravity technology and has been customized by NetZero to create a playlist of advertising banners for each online session. The implementation of the NetGravity ad server has been further customized to significantly improve its performance and scalability.

    All of the above components run on Sun Microsystems' servers and are connected to disk arrays. These provide NetZero with the ability to quickly scale and improve overall system performance.

    We are in the process of implementing a multiple "cell" architecture to enhance the scalability of the zCast Server network. Each cell, which will operate independently of other cells, will consist of application servers, database servers and ad servers and is being designed to handle two to three million users, based on current average usage. Once implemented, we intend to balance traffic across different cells based on capacity, providing us with a fault-tolerant infrastructure.

    As part of our free Internet service, we provide industry standard POP3 e-mail accounts for our registered users. POP3 e-mail can be accessed by most popular e-mail client software applications such as Microsoft Outlook Express. Our e-mail servers run Qmail software in a Sun Sparc Solaris environment. We have modified and continue to modify the Qmail server software to provide the capacity to service millions of users. We have placed rigorous anti-spamming mechanisms in place on our e-mail servers to limit abuses of our free e-mail service.

COMMUNICATIONS NETWORK

    To use our services, users initiate telephone connections between their personal computers and computer hardware in local or regional telecommunications facilities known as POPs. We contract for the use of POPs around the country from various wholesale providers, including GTE

Internetworking, Level 3 Communications, NaviNet and Apex Global Information Systems. These providers also carry our data between their POPs and our central computers in Los Angeles, California. Through our network providers, we are able to offer local dial-up phone numbers in over 1,100 cities across the United States. Thus, our users typically bear no expenses for communication beyond the cost, if any, of an ordinary local or regional phone call. Our service provides full Point-to-Point Protocol (PPP) access to the Internet, and supports the v.90 standard for 56 kbps connections and ISDN in certain areas. We continuously monitor network service levels around the country and work with our partners to help maintain high levels of network availability and throughput for our users.

    Our zCast and e-mail servers reside at a co-location facility provided by Level 3 Communications in Los Angeles, California. We are in the process of building our own data center at our offices in Westlake Village, California, which will be equipped with battery and generator power backup systems to prevent outages from interruption of utility power to the building. When the data center is complete, we will also install zCast and e-mail servers at that facility.

COMPETITION

    We compete for users and advertising customers.

    COMPETITION FOR USERS

    We believe that the primary competitive factors determining success in the market for Internet users include a reputation for reliability of service, effective customer support, pricing, easy-to-use software, geographic coverage and scope of services. Other important factors include the timing and introduction of new products and services and industry as well as general economic trends. While we believe that we compete favorably with respect to these factors, numerous of our competitors may have an advantage over us with respect to specific factors. We currently compete with established online service and content providers, such as America Online and The Microsoft Network, independent national ISPs such as EarthLink, MindSpring and Prodigy, and numerous regional and local commercial ISPs. Certain of these providers offer significantly greater customer support and scope of services than we currently offer. We also compete against other companies that offer free Internet access services or free products, such as PCs, bundled with, or as promotions for, access services, and expect that more companies will begin to offer such services or products in the future. We also compete with, and expect increased competition from, telecommunications service providers, such as AT&T, GTE and MCI WorldCom. These companies generally have far greater resources, distribution channels and brand awareness as well as lower costs because they control the telecommunications services we are required to purchase. This cost advantage, which could result in significant discounts to the user, could significantly increase competitive pressures on us. We also believe that new competitors, including large computer hardware and software, media and telecommunications companies, will continue to enter the Internet access market and that our competition will increase as large diversified telecommunications and media companies acquire ISPs and as ISPs consolidate into larger, more competitive companies. Diversified competitors may also bundle other services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage.

    We also face competition from companies that provide broadband connections to users' homes, including local and long-distance telephone companies, cable television companies, electric utility companies, and wireless communications companies. These companies may use broadband technologies to include Internet access or business services such as Web hosting in their basic bundle of services or may offer Internet access or business services for little or no additional charge. Broadband technologies enable users to access the Internet at much faster speeds than the dial-up service we currently offer. While the market for such broadband technologies is still emerging, we believe it will continue to grow and pose an increasingly significant source of competition.

    COMPETITION FOR ADVERTISING CUSTOMERS

    We believe that the primary competitive factors determining success in the market for advertising customers include the size and demographic profile of a user base, the ability to target users based on specific demographic criteria, pricing and geographic coverage. While we believe that we compete favorably with respect to these factors, numerous of our competitors may have an advantage over us with respect to specific factors. We compete for Internet advertising and sponsorship revenues with certain major ISPs, content providers, large Web publishers, Web search engine and portal companies, Internet advertising providers, content aggregation companies, and various other companies which facilitate Internet advertising. Many of these companies have longer operating histories, greater name recognition, larger user bases and significantly greater financial, technical and marketing resources than we do. This may allow them to respond more quickly than we can to new or emerging technologies and changes in advertiser requirements. It may also allow them to devote greater resources than we can to the development, promotion and sale of their products and services. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of our prospective advertising and sponsorship customers. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We also compete with television, radio, cable and print media for a share of advertisers' total advertising budgets.

INTELLECTUAL PROPERTY

    Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark law. We have filed four patent applications relating to NetZero's techniques for delivering advertisements on computer desktops.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use NetZero's solutions or technologies. We cannot be certain that the steps we have taken will prevent misappropriation of our solutions or technologies, particularly in foreign countries where the laws or law enforcement may not protect our proprietary rights as fully as in the United States. We have licensed, and may license in the future, elements of our trademarks, trade dress and similar proprietary right to third parties. While we attempt to ensure that the quality of our brand is maintained by such business partners, such partners may take actions that could materially and adversely affect the value of our proprietary rights or reputation.

    Our zCast technology collects and utilizes data derived from our user activity. This data is used for ad targeting and measuring ad performance. Although we believe that we have the right to use such data, there can be no assurance that third parties will not assert claims against us for using such information. In addition, others may claim rights to such information. We may also be required, upon request, to delete "identifying information" of users under the age of 18.

    We cannot be certain that any of our proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries is uncertain and still evolving. In particular, there can be no assurance that any of our patent, copyright or trademark applications, now pending or to be filed in the future, will be approved. Even if they are approved, such patents, trademarks or copyrights may be successfully challenged by others or invalidated. If our trademark registrations are not approved because third parties own such trademarks, our use of the trademarks will be restricted unless we enter into arrangements with such third parties. These arrangements may not be available on commercially reasonable terms.

    Furthermore, third parties may assert infringement claims against us. From time to time we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks, patents and other intellectual property rights of third parties by us or our users. Any such claims, or any resultant litigation, should it occur, could subject us to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we were to win any such litigation, such litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention, any of which could materially and adversely affect our business, results of operations and financial condition. Any claims or litigation may also result in limitations on our ability to use such trademarks, patents and other intellectual property unless we enter into arrangement with such third parties, which may be unavailable on commercially reasonable terms.

PRIVACY POLICY

    We believe that issues relating to the privacy of Internet users and the use of personal information about these users are critically important as the Internet and its commercial use grow. We have adopted and disclosed to our users a detailed policy outlining the permissible uses of information about users and the extent to which such information may be shared with others. Our users must acknowledge and agree to this policy when registering to use our service. We do not sell or license to third parties any personally identifiable information about users unless they specifically authorize us to do so. However, we do use information about users to improve the effectiveness of advertising by our advertising customers. We are a member of the TRUSTe program, an independent non-profit organization that audits the privacy statements of Web-sites and their adherence to those privacy statements.

EMPLOYEES

    As of June 30, 1999, we employed 116 persons, including 22 in sales and marketing, 20 in customer care, 33 in product development, 15 in information systems and 26 in finance, accounting and administration. None of our employees are subject to any collective bargaining agreement.

FACILITIES

    Our principal executive offices are located in a 48,000 square feet facility in Westlake Village, California under a lease expiring in March 2009. We also have leased space for our sales and marketing efforts in San Francisco and New York. We are continually evaluating our facilities requirements.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

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
                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding our directors, executive officers and key employees as of June 30, 1999:

NAME                              AGE                           POSITION(S)
----------------------------      ---      -----------------------------------------------------
Mark R. Goldston............          44   Chairman, Chief Executive Officer and Director
Ronald T. Burr..............          34   President, Chief Technology Officer, Co-founder and
                                           Director
Charles S. Hilliard.........          35   Senior Vice President, Finance and Chief Financial
                                           Officer
Frederic A. Randall, Jr.....          42   Senior Vice President, General Counsel and Secretary
Perri S. Procida............          42   Senior Vice President, Sales
Stacy A. Haitsuka...........          33   Senior Vice President, Technology and Co-Founder
Harold R. MacKenzie.........          33   Vice President, Software Development and Co-Founder
Marwan A. Zebian............          39   Vice President, Networking and Communications and Co-
                                           Founder
Janet C. Daly...............          38   Vice President, Marketing
David J. Dowling............          32   Vice President, Business Development
Dennis L. Gordon............          49   Vice President, Information Systems and Customer Care
James T. Armstrong(1)(2)....          33   Director
David C. Bohnett(1).........          43   Director
Jennifer S. Fonstad(1)......          33   Director
Bill Gross(2)...............          41   Director
Paul G. Koontz(2)...........          39   Director

------------------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

    MARK R. GOLDSTON has been our Chairman and Chief Executive Officer and a director since March 1999. Prior to joining NetZero, Mr. Goldston served as Chairman and Chief Executive Officer of The Goldston Group, a strategic advisory firm, from December 1997 to March 1999. From April 1996 to December 1997, he served as President, Chief Executive Officer and a director of Einstein/Noah Bagel Corp. after founding and serving his initial term with The Goldston Group from June 1994 to April 1996. Mr. Goldston also served as President and Chief Operating Officer of L.A. Gear from September 1991 to June 1994 and as a principal of Odyssey Partners, L.P., a private equity firm, from September 1989 to September 1991. Mr. Goldston received his M.B.A. (M.M.) from the J.L. Kellogg School at Northwestern University and his B.S.B.A. in Marketing and Finance from Ohio State University.

    RONALD T. BURR is a co-founder of NetZero and has been our President and a director since July 1997, and our Chief Technology Officer since March 1999. Mr. Burr was also our Chief Executive Officer from July 1997 to March 1999. From 1991 to 1998, Mr. Burr was President of Impact Software, a software consulting firm which he co-founded. From 1989 to 1991, Mr. Burr held a senior position as a consulting technical team leader on a development project jointly produced by IBM and Security Pacific Automation Company. From 1983 to 1989, Mr. Burr held various management positions, including vice president of software development with Vault Corporation, an Allen & Co. venture-funded software startup.

    CHARLES S. HILLIARD has been our Senior Vice President, Finance and Chief Financial Officer since April 1999. Prior to joining NetZero, Mr. Hilliard served as an investment banker with Morgan Stanley Dean Witter & Co. from May 1994 to April 1999, most recently as a Principal in the

Corporate Finance Department. From August 1990 to May 1994, he served in the Mergers & Acquisitions and Corporate Finance departments of Merrill Lynch & Co. Mr. Hilliard served as a tax accountant with Arthur Andersen & Co. from September 1985 to July 1988 and was licensed as a Certified Public Accountant in January 1988. Mr. Hilliard received his B.S. in Business Administration from the University of Southern California and his M.B.A. with distinction from the University of Michigan.

    FREDERIC A. RANDALL, JR. has been our Senior Vice President and General Counsel since March 1999. Mr. Randall was appointed Secretary in May 1999. Prior to joining NetZero, Mr. Randall was a partner at Brobeck, Phleger & Harrison LLP from January 1991, and an associate from 1984 to December 1990. Mr. Randall received his B.A. in English Literature with distinction from the University of Michigan and his J.D., CUM LAUDE, from the University of San Francisco School of Law.

    PERRI S. PROCIDA has been our Senior Vice President, Sales since May 1999. From October 1998 to April 1999, Ms. Procida acted as an independent consultant for various Internet companies. From September 1996 to September 1998, Ms. Procida was the Senior Vice President, Network Sales of the UPN Television Network. From October 1979 to September 1996, she held various positions at NBC Television Network, including Vice President of News Sales. Ms. Procida received her B.S. from Syracuse University, majoring in Radio/Television and English.

    STACY A. HAITSUKA is a co-founder of NetZero and has been our Senior Vice President, Technology since March 1999. From July 1997 to March 1999, Mr. Haitsuka was our Chief Technology Officer and a member of our board of directors. Mr. Haitsuka also served as our Secretary from July 1997 to May 1999. From May 1991 to September 1998, Mr. Haitsuka was the vice-president of Impact Software, a software consulting company which he co-founded. Prior to May 1991, Mr. Haitsuka held various positions at Security Pacific Automation Company. Mr. Haitsuka received his B.S. in Computer Science from California State University at Dominguez Hills.

    HAROLD R. MACKENZIE is a co-founder of NetZero and has been our Vice President, Software since July 1997. Prior to joining NetZero, he was a manager with Impact Software from September 1996 to August 1998. From December 1995 to September 1996, Mr. MacKenzie was an independent consultant focusing on custom computer applications. From February 1992 to December 1995, Mr. MacKenzie was a senior consultant for Andersen Consulting. From 1989 to 1992, he worked for the Robotics Division of Seiko Instruments, Inc. Mr. MacKenzie received his B.S. in Computer Science from California State University, Northridge.

    MARWAN A. ZEBIAN is a co-founder of NetZero and has been our Vice President, Networking and Communications since July 1997. Prior to joining NetZero, Mr. Zebian was a technical expert with Impact Software from 1994 to 1998. From 1990 to 1994, Mr. Zebian founded and operated Megasoftware Engineering. From 1989 to 1991, Mr. Zebian held various technical positions at Security Pacific Automation Company.

    JANET C. DALY has been our Vice President of Marketing since December 1998. Prior to joining NetZero, Ms. Daly was the Vice President of Marketing of Quarterdeck from November 1997 to August 1998. From March 1996 to November 1997, she was the Director of Marketing of CyberMedia. From September 1994 through March 1996, Ms. Daly was the Senior Brand Manager and the Product Marketing Manager, Consumer Division at Davidson and Associates. From November 1991 to August 1994, Ms. Daly was the Senior Marketing Manager at Symantec-Peter Norton Group. Ms. Daly received her B.A. from the University of California at Santa Barbara.

    DAVID J. DOWLING has been our Vice President of Business Development since April 1999. From March 1997 to March 1999, he was President of media.com, the interactive media and marketing communications affiliate of Grey Advertising. From January 1996 to March 1997,

Mr. Dowling served as the Director of Media for Grey Interactive. From September 1994 through January 1996, Mr. Dowling served as the Director of Media Connections, another affiliate of Grey Advertising. Mr. Dowling received his B.S., CUM LAUDE, in Marketing from the University of Connecticut.

    DENNIS L. GORDON has been our Vice President, Customer Care since April 1998 and also our Vice President of Information Systems since March 1999. Prior to joining NetZero, Mr. Gordon held various information technology management and technical positions with the Southern California Gas Company, a subsidiary of Pacific Enterprises, from 1977 to 1998.

    JAMES T. ARMSTRONG has been a director since September 1998. Mr. Armstrong has been a principal with idealab! Capital Partners since August 1998. From May 1995 to August 1998, Mr. Armstrong was a senior associate with Austin Ventures. From September 1989 to March 1992, Mr. Armstrong was a senior auditor with Ernst & Young. Mr. Armstrong serves on the board of directors of several private companies including CarsDirect.com, Aveo, OpenSales.com, and Jobs.com. Mr. Armstrong received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. with honors from the University of Texas.

    DAVID C. BOHNETT has been a director since December 1998. Mr. Bohnett served as Chairman of the Board and Secretary of GeoCities, which he founded, from November 1994 until May 1999, when GeoCities merged with Yahoo!. From November 1994 to April 1998, Mr. Bohnett also served as GeoCities' Chief Executive Officer and President. From November 1994 to November 1997, Mr. Bohnett also served as GeoCities' Chief Financial Officer. Mr. Bohnett also serves on the Board of Directors of Stamps.com. Inc. and several other private companies. Mr. Bohnett received his B.S. degree in Business Administration from the University of Southern California and his M.B.A. degree in Finance from the University of Michigan.

    JENNIFER S. FONSTAD has been a director since January 1999. Ms. Fonstad is a partner with Draper Fisher Jurvetson. Ms. Fonstad also serves on the board of directors of several private companies including iShip.com, Conduit, Saltare.com, Global Sight and Troika Networks. From January 1997 to May 1997, she worked with SensAble Technologies. She held management positions with the Planning Technologies Group, now part of the Nextera Group, from January 1995 to May 1996 and a start-up based in Central Europe from September 1991 to May 1993. Ms. Fonstad began her career as an Associate Consultant with Bain & Company. Ms. Fonstad received her B.S. CUM LAUDE in Economics from Georgetown University and her M.B.A. with distinction from Harvard.

    BILL GROSS has been a director since September 1998. Since March 1996, Mr. Gross has served as Chairman of the Board, Chief Executive Officer and President of Bill Gross' idealab!, an incubator and venture capital firm which he founded that specializes in Internet companies. He also has served as a Managing Director of idealab! Capital Management I, LLC, a venture capital firm, since March 1998. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., an educational software developer of multimedia CD-ROMs for children, which was founded by Mr. Gross. From February 1986 to March 1991, he was a developer at Lotus Development Corporation. Mr. Gross serves on the board of directors of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.) and GoTo.com, Inc. He also serves on the board of directors of several private companies. Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

    PAUL G. KOONTZ has been a director since January 1999. Since 1996, Mr. Koontz has been a member of Foundation Capital Management II L.L.C., the general partner of Foundation Capital II, L.P. From 1995 to 1996, he was with Sutter Hill Ventures and in 1994 he was the initial Vice President of Marketing of Netscape Communications Corporation. From 1987 to 1994, Mr. Koontz was with Silicon Graphics, Inc., where he held a number of positions, including Director of

Marketing. Mr. Koontz serves on the boards of directors of Onyx Software Corporation and several privately held companies. Mr. Koontz received his B.S. in mechanical engineering from Princeton University and his Masters in engineering management from Stanford University.

BOARD OF DIRECTORS

    Our board of directors currently comprises seven directors. Directors are elected by the stockholders at each annual meeting of stockholders and serve for one year or until their successors are duly elected and qualified. However, our certificate of incorporation provides that, following the offering, our board of directors will be divided into three classes as nearly equal in size as possible with staggered, three-year terms. The term of office of our Class I directors will expire at the annual meeting of stockholders to be held in 2000; the term of office of our Class II directors will expire at the annual meeting of stockholders to be held in 2001; and the term of office of our Class III directors will expire at the annual meeting of the stockholders to be held in 2002. At each annual meeting of the stockholders, beginning with the 2000 annual meeting, the successors to the directors whose terms will then expire will be elected to serve from the time of their election and qualification until the third annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. Messrs. Bohnett and Koontz have been designated as Class I directors; Mr. Burr and Ms. Fonstad have been designated as Class II directors; and Messrs. Armstrong, Goldston and Gross have been designated as Class III directors. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of NetZero.

BOARD COMMITTEES

    The board has established an audit committee to meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations. The audit committee also has the responsibility to review our audited financial statements and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is currently comprised of Messrs. Armstrong and Bohnett and Ms. Fonstad. The board has also established a compensation committee to review and make recommendations to the board regarding the compensation and benefits for our key executive officers, administer our stock purchase, equity incentive and stock option plans. The compensation committee is currently comprised of Messrs. Armstrong, Gross and Koontz.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee is or has been an employee of ours at any time since our formation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION AND OTHER ARRANGEMENTS

    Our directors receive no cash remuneration for serving on the board of directors or any board committee; however, directors are reimbursed for all reasonable expenses incurred by them in attending board and committee meetings. In December 1998, David C. Bohnett was granted an option to purchase 225,000 shares of Series C preferred stock at an exercise price of $0.4297. The options vest ratably over a four year period. Mr. Bohnett also purchased 101,260 shares of NetZero's Series B preferred stock in January 1999 for an aggregate purchase price of $15,000.

    Certain non-employee directors may also receive option grants and other equity incentives under our new 1999 Stock Incentive Plan, including the director fee option grant programs in effect under that plan. See "--1999 Stock Incentive Plan" below.

    Employee directors are also eligible to receive stock option grants and direct issuances of common stock under our 1999 Stock Incentive Plan. See "--1999 Stock Incentive Plan".

EXECUTIVE COMPENSATION

    The following summary compensation table sets forth information concerning cash and non-cash compensation earned during the fiscal year ended June 30, 1999 by our current Chief Executive Officer, and one other executive officer who acted as our chief executive officer during the fiscal year ended June 30, 1999 prior to the current Chief Executive Officer. None of our other executive officers received total compensation in excess of $100,000 during the fiscal year ended June 30, 1999. Since the close of our June 30, 1999 fiscal year, we have added several additional officers. For a list of our current executive officers and certain members of our senior management, see "--Directors and Executive Officers".

                SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 1999

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                                                      --------------
                                     ANNUAL COMPENSATION                                SECURITIES
                                   ------------------------       OTHER ANNUAL          UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITIONS       SALARY ($)    BONUS ($)      COMPENSATION ($)       OPTIONS (#)       COMPENSATION($)
---------------------------------  -----------  -----------  -----------------------  --------------  ---------------------
Mark R. Goldston(1) .............      56,154       70,383             --                6,286,383             --
  Chairman and Chief Executive
  Officer
Ronald T. Burr ..................     102,542       25,000             --                   --                 --
  President, Chief Technology
  Officer, Co-Founder and
  director

------------------------

(1) Mr. Goldston was hired as NetZero's Chief Executive Officer in March 1999.

    In addition to the above named executive officers for the fiscal year ended June 30, 1999, NetZero currently employs certain other executive officers who it anticipates will qualify as named executive officers in future years. Those executives include Charles S. Hilliard, Senior Vice President, Finance and Chief Financial Officer (annual salary of $140,000), Perri S. Procida, Senior Vice President, Sales (annual salary of $135,000) and Frederic A. Randall, Jr., Senior Vice President, General Counsel and Secretary (annual salary of $135,000).

                 STOCK OPTIONS GRANTED DURING FISCAL YEAR 1999

    The following table sets forth certain information regarding options to purchase common stock granted to named executive officers during the fiscal year ended June 30, 1999 including the potential realizable value over the ten-year term of the options, based on assumed, annually compounded rates of stock value appreciation. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No stock appreciation rights were granted to such individuals during such year.

    The option for Mark Goldston was granted under our 1999 Stock Option/Stock Issuance Plan. See "Employment Agreements and Change in Control Arrangements" for more information on the vesting of the option shares.

    During the fiscal year ended June 30, 1999, we granted options to purchase an aggregate of 17,128,182 shares of common stock. The total options include Mr. Hilliard's option to purchase 1,200,000 shares of our common stock and Mr. Randall's option to purchase 1,050,000 shares of our common stock. Please see "--Employment Agreements and Change in Control Arrangements" for specific option information for Mr. Goldston, Mr. Hilliard and Mr. Randall.

                                            INDIVIDUAL GRANTS                                        POTENTIAL REALIZABLE
                          ------------------------------------------------------                   VALUE AT ASSUMED ANNUAL
                           NUMBER OF    PERCENTAGE OF                                                   RATES OF STOCK
                          SECURITIES    TOTAL OPTIONS                  MARKET                      APPRECIATION FOR OPTION
                          UNDERLYING     GRANTED TO      EXERCISE     VALUE AT                               TERM
                            OPTIONS     EMPLOYEES IN     PRICE PER     DATE OF    EXPIRATION   --------------------------------
NAME                      GRANTED(#)       1999(#)         SHARE      GRANT(1)       DATE         0%         5%         10%
------------------------  -----------  ---------------  -----------  -----------  -----------  ---------  ---------  ----------
Mark R. Goldston........   6,286,383           36.7%     $    0.10    $    0.70      3/19/09   3,771,830  6,539,261  10,785,043
Ronald T. Burr..........           0         --             --           --           --                     --

------------------------

(1) All options were granted at an exercise price which our board of directors believed to be equal to the fair market value of our common stock on the date of grant. Based upon a subsequent review, we determined the deemed fair value of the common stock for financial accounting purposes to be as reflected in the "Market Value at Date of Grant" column. The amount shown in the "0%" column reflects the difference between the exercise price and the deemed fair market value as of the date of option grant, as determined in our subsequent review.

  AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED JUNE 30, 1999 AND YEAR-END
                                 OPTION VALUES

    The following table sets forth certain information concerning options to purchase common stock exercised by the named executive officers during the fiscal year ended June 30, 1999. None of the named executive officers held any unexercised stock options or stock appreciation rights on June 30, 1999.

                                                                                SHARES ACQUIRED ON       VALUE
NAME                                                                                 EXERCISE          REALIZED
-----------------------------------------------------------------------------  --------------------  -------------
Mark R. Goldston.............................................................         6,286,383      $   3,771,830
Ronald T. Burr...............................................................                --                 --

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    Mark R. Goldston entered into a four-year employment agreement, effective as of March 20, 1999, pursuant to which Mr. Goldston serves as our Chief Executive Officer and Chairman. Pursuant to this agreement, Mr. Goldston receives a base salary of $200,000 per year and during the first two years of the agreement, Mr. Goldston receives a guaranteed bonus of $200,000 per year, payable in four quarterly installments. Mr. Goldston is also entitled to receive a signing bonus of $300,000 payable on January 1, 2000 so long as he is employed by us on such date. In addition, we gave Mr. Goldston benefits that we make available to our employees in comparable positions, and we granted Mr. Goldston an immediately exercisable option to purchase 6,286,383 shares of our common stock. Mr. Goldston exercised his option to purchase common stock in full, however, the option shares are subject to repurchase by us at the price paid for such shares. Our repurchase right lapses pursuant to a forty-eight equal monthly vesting schedule. If Mr. Goldston's employment is terminated by us without cause, or if following a change in control of NetZero, Mr. Goldston resigns for certain specified reasons, he will be entitled to receive a $1,000,000 lump sum severance payment. In addition, if Mr. Goldston's employment is terminated by us without cause within the first year of his employment, an additional 25% of his option shares of common stock will vest, and if his employment is terminated by us without cause following the first year of his employment, all of his shares will vest. Mr. Goldston will also be credited with an additional twenty-four months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. Further, Mr. Goldston's option shares automatically vest upon a change in control of NetZero.

    Charles S. Hilliard entered into a four-year employment agreement, effective as of April 17, 1999, pursuant to which Mr. Hilliard serves as Senior Vice President, Finance and Chief Financial Officer. Pursuant to this agreement, Mr. Hilliard receives a base salary of $140,000 plus a performance-based bonus of up to 50% of his base salary. In addition, we gave Mr. Hilliard benefits that we make available to our employees in comparable positions, and we granted Mr. Hilliard an immediately exercisable option to purchase 1,200,000 shares of our common stock at a price per share of $0.33. Mr. Hilliard exercised his option to purchase common stock in full, however, such option shares are subject to repurchase by us at the price paid for such shares. Our repurchase right lapses with respect to 25% of the option shares upon the one-year anniversary of Mr. Hilliard's employment and with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. We also agreed to sell 225,000 shares of our Series D preferred stock to Mr. Hilliard at a price per share of $1.84. Mr. Hilliard's employment is subject to termination at any time by him or by us. If Mr. Hilliard's employment is terminated without cause, he will be entitled to receive a lump sum payment of $280,000 and shall be credited with an additional twelve months of vesting on his option shares. Mr. Hilliard will also be credited with an additional twelve months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. If, following a change in control, Mr. Hilliard's employment is terminated without cause or is constructively terminated, all of the option shares shall vest immediately; provided, if such change in control occurs on or prior to January 17, 2000, only 75% of the option shares shall vest.

    Frederic A. Randall, Jr. entered into a four-year employment agreement, effective as of March 20, 1999, pursuant to which Mr. Randall serves as a Senior Vice President and our General Counsel. Pursuant to this Agreement, Mr. Randall receives a base salary of $135,000 plus a performance-based bonus of up to 50% of his base salary. In addition, we gave Mr. Randall benefits that we make available to our employees in comparable positions, and we granted Mr. Randall an immediately exercisable option to purchase 1,050,000 shares of our common stock at a price per share of $0.10. Mr. Randall exercised his option to purchase common stock in full, however, the option shares are subject to repurchase by us at the price paid for such shares. Our repurchase right lapses with respect to 25% of the option shares upon the one-year anniversary of Mr. Randall's employment and with respect to the remaining 75% of the option shares over 36 equal monthly installments thereafter. Mr. Randall's employment is subject to termination at any time by him or by us. If Mr. Randall's employment is terminated without cause, he will be entitled to receive a lump sum payment of $270,000 and shall be credited with an additional twelve months of vesting on his option shares. Mr. Randall will also be credited with an additional twelve months of vesting on his option shares in the event his employment is terminated by reason of death or permanent disability. If, following a change in control, Mr. Randall's employment is terminated without cause or is constructively terminated, all of the option shares shall vest immediately; provided, if such change in control occurs on or prior to December 19, 1999, only 75% of the option shares shall vest.

    Our 1999 Stock Incentive Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances. See "--1999 Stock Incentive Plan--Change in Control".

1999 STOCK INCENTIVE PLAN

    The 1999 Stock Incentive Plan is the successor program to our existing stock option/stock issuance plans. The new 1999 Stock Incentive Plan was adopted by the board in July 1999 and we expect that it will be submitted to the stockholders for their approval prior to the closing of this offering. If approved by the stockholders, the 1999 Stock Incentive Plan will become effective upon the closing of this offering. At that time, all outstanding options under our existing stock option/ stock issuance plan will be transferred to the 1999 Stock Incentive Plan, and no further option grants will be made under that plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program or our 1999 Stock Incentive Plan.

    SHARE RESERVE. Under the 1999 Stock Incentive Plan, 21.9 million shares of our common stock have been authorized for issuance. This share reserve consists of the shares that will be carried over from our existing stock option/stock issuance plans, including the shares subject to outstanding options under these plans, plus an additional increase of approximately 2.4 million shares. The share reserve under our 1999 Stock Incentive Plan will automatically increase on the first trading day in January of each year, beginning with calendar year 2000, by an amount equal to 3% of the total number of shares of our common stock outstanding on the last trading day in December in the prior year. In addition, no participant in the 1999 Stock Incentive Plan may be granted stock options or direct stock issuances for more than 2 million shares of common stock in total in any calendar year.

    PROGRAMS.  Our 1999 Stock Incentive Plan has four separate programs:

       - the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

       - the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified service period or as a bonus for past services;

       - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants; and

       - the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

    ELIGIBILITY. The individuals eligible to participate in our 1999 Stock Incentive Plan include our officers and other employees, our board members and any consultants we hire.

    ADMINISTRATION. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

    PLAN FEATURES. Our 1999 Stock Incentive Plan will include the following features:

       - The exercise price for any options granted pursuant to the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

       - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our existing stock option/stock issuance plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

       - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the outstanding options under our existing stock option/stock issuance plan have any stock appreciation rights.

    CHANGE IN CONTROL. The 1999 Stock Incentive Plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

       - In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

       - The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 Stock Incentive Plan may be accelerated upon similar terms and conditions.

       - The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than fifty percent of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

       - The options outstanding under our existing stock option/stock issuance plan will immediately vest in the event we are acquired and the acquiring company does not assume those options. In addition, any options which are so assumed will vest in whole or in part on an accelerated basis upon an involuntary termination of the optionee's employment within 12 months after the acquisition. In general, the terminated optionees shall vest in the greater of (a) 25% of their option grant or (b) the number of option shares which they would have vested in had their employment been for twice their actual period of service prior to the time of such involuntary termination.

    SALARY INVESTMENT OPTION GRANT PROGRAM. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    DIRECTOR FEE OPTION GRANT PROGRAM. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of twelve equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

    ADDITIONAL PROGRAM FEATURES. Our 1999 Stock Incentive Plan will also have the following features:

       - Outstanding options under the salary investment option grant and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

       - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant and the director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

       - The board may amend or modify the 1999 Stock Incentive Plan at any time, subject to any required stockholder approval. The 1999 Stock Incentive Plan will terminate no later than July 12, 2009.

1999 EMPLOYEE STOCK PURCHASE PLAN.

    Our 1999 Employee Stock Purchase Plan was adopted by the board in July 1999 and submitted to the stockholders for their approval in July, 1999. We expect the plan to become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

    SHARE RESERVE. 500,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to the lower of (a) one and one half percent (1.5%) of the total number of outstanding shares of our common stock on the last trading day in December in the prior year and (b) the number of shares approved by the board for each calendar year.

    OFFERING PERIODS. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for the offering is signed and will end on the last business day in October 2001. The next offering period will start on the first business day in November 2001, and subsequent offering periods will be set by our compensation committee.

    ELIGIBLE EMPLOYEES. Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

    PAYROLL DEDUCTIONS. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. In no event, however, may any participant purchase more than 5,000 shares on any purchase date, and not more than 250,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee may increase or decrease these limits prior to the start of any new offering period under the plan.

    RESET FEATURE. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    CHANGE IN CONTROL. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    PLAN PROVISIONS. The following provisions will also be in effect under the plan:

       - The plan will terminate no later than the last business day of October 2009.

       - The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

    The certificate of incorporation that we will adopt immediately prior to the closing of this offering provides that, except to the extent prohibited by the Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors. Under the Delaware General Corporation Law, the directors have a fiduciary duty to NetZero which is not eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the Delaware law for breach of the director's duty of loyalty, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision also does not affect the director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. We have obtained liability insurance for our officers and directors.

    Section 145 of the Delaware law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) arising under Section 174 of the Delaware law, or (d) for any transaction from which the director derived an improper personal benefit. The Delaware law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation provides that we shall, to the fullest extent permitted by the Delaware law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    We have entered into indemnification agreements with our directors and certain of our officers containing provisions that may require us, among other things, to indemnify such directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' liability insurance if maintained for other directors or officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 1999:

       - each stockholder whom we know to beneficially own 5% or more of the outstanding shares of common stock;

       - each of our directors and named executive officers; and

       - all of our directors and executive officers as a group.

The information set forth in the table below gives effect to the conversion of all issued and outstanding convertible preferred stock. Unless otherwise indicated, the address of each beneficial owner listed below is c/o NetZero, Inc., 2555 Townsgate Road, Westlake Village, California.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 93,036,410 shares of common stock outstanding
as of June 30, 1999, and       shares of common stock outstanding after the
completion of this offering. In computing the number of shares of common stock subject to options held by that person that are exercisable within 60 days of June 30, 1999, these shares are deemed outstanding for the purpose of determining the percentage ownership of the optionee. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other stockholder.

                                                                                        PERCENTAGE OF SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                   ------------------------------
                                                               NUMBER OF SHARES                         AFTER
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   BEFORE OFFERING    OFFERING
------------------------------------------------------------  -------------------  ---------------  -------------
Named Executive Officers and Directors:
  Mark R. Goldston(1).......................................         6,040,731             6.5%               %
  Ronald T. Burr............................................         3,707,500             4.0%
  Bill Gross(2).............................................        28,917,104            31.1%
  James T. Armstrong(3).....................................        23,949,278            25.6%
  Jennifer S. Fonstad(4)....................................        15,050,677            16.2%
  Paul G. Koontz(5).........................................        10,899,406            11.7%
  David C. Bohnett..........................................           326,260                *

OTHER 5% STOCKHOLDERS:
Entities affiliated with Bill Gross(6)......................        28,917,104            31.1%               %
  130 West Union Street
  Pasadena, CA 91103
Entities affiliated with Draper Fisher Jurvetson Management
  Company V, LLC(7).........................................        15,050,677            16.2%               %
  400 Seaport Court, Suite 350
  Redwood City, CA 94063
Entities affiliated with Foundation Capital Management II,
  LLC(8)....................................................        10,899,406            11.7%               %
  70 Willow Road, Suite 200
  Menlo Park, CA 94025

                                                                                        PERCENTAGE OF SHARES
                                                                                         BENEFICIALLY OWNED
                                                                                   ------------------------------
                                                               NUMBER OF SHARES                         AFTER
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED   BEFORE OFFERING    OFFERING
------------------------------------------------------------  -------------------  ---------------  -------------
CPQ Holdings, Inc.(9).......................................         8,125,000             8.7%               %
  20555 State Highway 249
  Houston, TX 77070
All directors and executive officers as a group (11
  people)(10)...............................................        72,055,813            77.4%               %

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1) Includes (i) 5,926,383 shares held by the Mark and Nancy Jane Goldston Family Trust dated November 8, 1997, over which Mr. Goldston exercises voting power, as trustee, and (ii) 60,000 shares held by the Kogan Family Irrevocable Trust, over which Mr. Goldston exercises voting power, as trustee.

(2) Includes 28,917,104 shares held by affiliates of idealab! Capital Management I, LLC and idealab! Holdings, L.L.C. Mr. Gross is a managing member of both idealab! Capital Management I, LLC and idealab! Holdings, L.L.C., and as such may be deemed to exercise voting and investment power over such shares. Mr. Gross disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(3) Includes 23,949,278 shares held by idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. Mr. Armstrong is a principal of each of these entities and disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(4) Includes 15,050,677 shares held by entities affiliated with Draper Fisher Jurvetson, as set forth in note (7) below. Ms. Fonstad is a partner of Draper Fisher Jurvetson and disclaims beneficial ownership of such shares, except to the extent of her proportionate interest therein.

(5) Includes 10,899,406 shares held by entities affiliated with Foundation Capital Management II, LLC, as set forth in note (8) below. Mr. Koontz disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(6) Includes (i) 10,215,281 shares owned by idealab! Capital Partners I-A, L.P.,
    (ii) 13,733,997 shares owned by idealab! Capital Partners I-B, L.P., and
    (iii) 4,967,826 shares owned by idealab! Holdings, L.L.C. idealab! Capital Management I, LLC is the general partner of both idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. In addition, Bill Gross is a managing member of both idealab! Capital Management I, LLC and idealab! Holdings, L.L.C. and is therefore deemed to exercise voting and investment power over such shares.

(7) Includes 13,921,876 shares owned by Draper Fisher Jurvetson Fund V, L.P. and 1,128,801 shares owned by Draper Fisher Jurvetson Partners V, LLC. Draper Fisher Jurvetson Management Company V, LLC is the general partner of Draper Fisher Jurvetson Fund V, L.P. and the manager of Draper Fisher Jurvetson Partners V, LLC and is therefore deemed to exercise voting and investment power over such shares.

(8) Includes 9,264,496 shares owned by Foundation Capital II, L.P., 1,089,940 shares owned by Foundation Capital II Entrepreneurs Fund, LLC, and 544,970 shares owned by Foundation Capital II Principals Fund, LLC. Foundation Capital Management II, LLC is the general partner of Foundation Capital II, L.P. and the manager of both Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC and is thus deemed to exercise voting and investment power over such shares.

(9) Includes 8,125,000 shares owned by CPQ Holdings, Inc., an affiliate of Compaq Computer Corporation.

(10) Includes 900,000 shares subject to options, all of which are immediately exercisable. Also includes 14,446,518 shares subject to our right of repurchase. Of such shares, 547,452 shall be released from such right of repurchase within 60 days of June 30, 1999.

                              CERTAIN TRANSACTIONS

    Since our founding in July 1997, there has not been any transaction to which we are a party in which the amount involved exceeded $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than (i) compensation agreements and other agreements which are described where required in "Management", and
(ii) the transactions described below:

    The following table summarizes the shares of common stock and preferred stock purchased by executive officers, directors and 5% stockholders of NetZero and persons associated with them since July 1997. All share numbers (a) reflect the number of shares of common stock purchased by the respective party on an as-converted basis and (b) reflect the 3-2 stock split that we expect to occur in July 1999.

                                                                            PREFERRED STOCK
EXECUTIVE OFFICERS, DIRECTORS AND 5%        COMMON       ------------------------------------------------------
  STOCKHOLDERS                               STOCK         SERIES A      SERIES B      SERIES C      SERIES D
--------------------------------------  ---------------  -------------  -----------  -------------  -----------
Entities affiliated with Bill
  Gross(1)............................              --      11,956,121    7,172,593      4,630,783    5,157,607
Entities affiliated with Draper,
  Fisher, Jurvetson Management Company
  V, LLC(2)...........................              --              --           --     12,798,634    2,252,043
Entities affiliated with Foundation
  Capital Management II, LLC(3).......              --              --           --      9,261,557    1,637,849
CPQ Holdings, Inc.(4).................              --              --           --             --    8,125,000
David C. Bohnett......................              --              --      101,260        225,000
Mark R. Goldston......................       6,286,383              --           --             --       54,348
Ronald T. Burr........................       3,975,000              --           --             --           --
Stacy A. Haitsuka.....................       3,975,000              --           --             --           --
Charles S. Hilliard...................       1,200,000              --           --             --      225,000
Frederic A. Randall, Jr...............       1,050,000              --           --         11,635           --

------------------------

(1) Bill Gross is (a) a managing member of idealab! Capital Management I, LLC, which is the general partner of both idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P., and (b) the managing member of idealab! Holdings, L.L.C., and therefore is deemed to exercise voting and investment power over all of the shares held by idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P.

(2) Draper Fisher Jurvetson Management Company V, LLC is (a) the general partner of Draper Fisher Jurvetson Fund V, L.P. and (b) the manager of Draper Fisher Jurvetson Partners V, LLC, and therefore is deemed to exercise voting and investment power of all of the shares held by Draper Fisher Jurvetson Fund V, L.P. and Draper Fisher Jurvetson Partners V, LLC.

(3) Foundation Capital Management II, LLC is (a) the general partner of Foundation Capital II, L.P. and (b) the manager of both Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC, and therefore is deemed to exercise voting and investment power over all of the shares held by Foundation Capital II, L.P., Foundation Capital II Entrepreneurs Fund, LLC, and Foundation Capital II Principals Fund, LLC.

(4) CPQ Holdings, Inc. is an affiliate of Compaq Computer Corporation.

ISSUANCE OF FOUNDERS STOCK

    In July 1997, we sold an aggregate of 15,000,000 shares of our common stock to Ronald T. Burr, Stacy Haitsuka, Marwan Zebian and Harold MacKenzie. The shares were issued at a price per share of $0.00013. As a condition to the September 1998 issuance of Series A preferred stock described below, each of the foregoing individuals entered into a stock restriction agreement with NetZero, pursuant to which each such individual agreed to subject half of his shares of common stock to vesting over a four-year period. The stock restriction agreements were amended in April 1999 to provide for accelerated vesting in the event of termination in connection with or following a change in control.

ISSUANCE OF SERIES A AND SERIES B PREFERRED STOCK

    In September, October and November 1998, and March and June 1999, we sold an aggregate of 11,956,121 shares of Series A preferred stock at $0.0889 per share to Bill Gross' idealab!, idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P. In December 1998, and January, March and June 1999, we sold an aggregate of 7,172,593 shares of Series B preferred stock at $0.1481 per share to Bill Gross' idealab!, idealab! Holdings, L.L.C., idealab! Capital Partners I-A, L.P., and idealab! Capital Partners I-B, L.P.

    In January 1999, David C. Bohnett, a director of NetZero, purchased 101,260 shares of our Series B preferred stock for a purchase price of $15,000.

ISSUANCE OF WARRANTS FOR SERIES C PREFERRED STOCK

    In January 1999, we issued warrants to purchase an aggregate of 23,271 shares of Series C preferred stock to idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. in connection with a $100,000 bridge loan from such entities. The warrants were exercised immediately after the closing of our Series C preferred stock financing in February 1999.

ISSUANCE OF SERIES C PREFERRED STOCK

    In February 1999, we sold an aggregate of 26,851,533 shares of Series C preferred stock at $0.4297 per share to several investors pursuant to a stock purchase agreement, including (a) idealab! Capital Partners I-A, L.P. and idealab! Capital Partners I-B, L.P. who purchased an aggregate of 4,607,512 shares of Series C preferred stock for an aggregate purchase price of $1,980,002, (b) two affiliates of Draper Fisher Jurvetson who purchased an aggregate of 12,798,634 shares of Series C preferred stock for an aggregate purchase price of $5,500,000, (c) several affiliates of Foundation Capital who purchased an aggregate of 9,261,557 shares of Series C preferred stock for an aggregate purchase price of $3,980,000, and (d) Frederic A. Randall, Jr., who purchased 11,635 shares of Series C preferred stock for a purchase price of $5,000.

ISSUANCE OF OPTION TO PURCHASE SERIES C PREFERRED STOCK

    In March 1999, David C. Bohnett purchased 225,000 shares of our Series C preferred stock for a purchase price of $96,690, in connection with the exercise of the option to purchase such shares which was granted to Mr. Bohnett in December 1998 in connection with his joining our board of directors. The option shares are subject to NetZero's right of repurchase at the price paid per share. The repurchase right lapses in a series of 48 equal monthly installments which began December 1, 1998.

ISSUANCE OF SERIES D PREFERRED STOCK

    In May 1999, we sold an aggregate of 18,082,283 shares of Series D preferred stock at $1.84 per share to several investors, including (a) idealab! Capital Partners I-A, L.P., idealab! Capital Partners, I-B, L.P. and idealab! Holdings, L.L.C., who purchased an aggregate of 5,157,607 shares of Series D preferred stock for an aggregate purchase price of $9,489,998, (b) two affiliates of Draper Fisher Jurvetson who purchased an aggregate of 2,252,043 shares of Series D preferred stock at an aggregate purchase price of $4,143,759, (c) several affiliates of Foundation Capital Management II, LLC, who purchased an aggregate of 1,637,849 shares of Series D preferred stock for an aggregate purchase price of $3,013,644, (d) Mark R. Goldston, who purchased 54,348 shares of Series D preferred stock for a purchase price of $100,000, and (e) Charles S. Hilliard, who purchased 225,000 shares of Series D preferred stock for a purchase price of $414,000.

ISSUANCE OF OPTIONS TO PURCHASE COMMON STOCK

    In March 1999, Mark R. Goldston purchased 6,286,383 shares of our common stock for a purchase price of $628,638 in connection with the exercise of an option granted to Mr. Goldston in connection with his employment. The purchase price for such common stock was paid with a note payable to NetZero for the entire amount.

    In April 1999, Frederic A. Randall, Jr. purchased 1,050,000 shares of our common stock for a purchase price of $105,000 in connection with the exercise of an option granted to him in connection with his employment.

    In April 1999, Charles S. Hilliard purchased 1,200,000 shares of our common stock for a purchase price of $400,000, in connection with the exercise of an option granted to Mr. Hilliard in connection with his employment. The purchase price for such common stock was paid with a note payable to NetZero for the entire amount.

TECHNOLOGY ASSIGNMENT AGREEMENT WITH IMPACT SOFTWARE, INC.

    During the nine months ended March 31, 1999, we paid an aggregate of $100,000 to Impact Software, Inc. pursuant to a Technology Assignment Agreement to purchase certain technology and repay certain indebtedness. Messrs. Burr, Haitsuka, MacKenzie and Zebian are directors, officers and/or employees of NetZero and were shareholders and officers of Impact Software at the time such agreement was executed.

INVESTORS' RIGHTS AGREEMENT

    In May 1999, we entered into an Amended and Restated Investors' Rights Agreement with certain of our stockholders, which provides such stockholders certain rights to require us to register their shares of NetZero common stock.

DISTRIBUTION AGREEMENT WITH COMPAQ

    In April 1999, we entered into a Distribution, License and Alliance Agreement with Compaq Computer Corporation, pursuant to which Compaq will distribute our NetZero software with its Presario products over a twelve month period. Immediately after the offering, Compaq, through its affiliate CPQ
Holdings, Inc., will own approximately   % of our outstanding capital stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    We are authorized to issue 500,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of undesignated preferred stock, par value $0.001. The following description of our securities and certain provisions of our certificate of incorporation and bylaws are summaries. Statements contained in this prospectus relating to such provisions are not necessarily complete. Copies of our certificate of incorporation and bylaws have been filed with the Commission as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering in accordance with the terms of the certificates that will be adopted by us immediately prior to the closing of this offering.

COMMON STOCK

    As of June 30, 1999, there were 93,036,410 shares of common stock outstanding and held of record by 163 stockholders (assuming conversion of all shares of preferred stock into common stock). Based on the number of shares outstanding as of that date and giving effect to the issuance of the
shares of common stock offered by us hereby, there will be              shares
of common stock outstanding (assuming no exercise of the underwriters' over-allotment option) upon the closing of the offering.

    Holders of the common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    Upon the closing of this offering, all outstanding shares of our Series A, Series B, Series C and Series D preferred stock will convert into shares of common stock. Thereafter, the board of directors will be authorized without further stockholder approval to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each such series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

    Certain provisions of our certificate of incorporation and bylaws, which will become effective upon the closing of this offering, may make it more difficult to acquire control of NetZero by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock. These provisions are intended to (a) enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board, (b) discourage certain types of transactions which may involve an actual or threatened change in control of NetZero, (c) discourage certain tactics that may be used in proxy fights, (d) encourage persons seeking to acquire control of NetZero to consult first with the board of directors to negotiate the terms of any proposed business combination or offer, and (e) reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of NetZero or that is otherwise unfair to our stockholders.

    CLASSIFIED BOARD OF DIRECTORS; REMOVAL; FILLING VACANCIES AND
AMENDMENT. The certificate and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

    STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS. The certificate provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. A special meeting may not be held absent such a written request. The request shall state the purpose or purposes of the proposed meeting. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

    AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

    SUPERMAJORITY VOTE TO AMEND CHARTER AND BYLAWS. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with business combination transactions and the amendment of certain provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent, the ability of stockholders to call special meetings and the ability of stockholders to bring business before an annual meeting or to nominate directors. Following the completion of this offering, our present directors and executive officers and their respective affiliates will
beneficially own approximately       % of our common stock. This gives them veto
power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.

    SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control in attempts with respect to us and, accordingly, may discourage attempts to acquire us.

REGISTRATION RIGHTS

    Under the Amended and Restated Investor Rights Agreement dated as of May 10, 1999, among NetZero and certain holders of its securities, the holders of approximately 85,698,000 shares of common stock, or Registrable Securities, after this offering will be entitled to certain rights with respect to the registration of the Registrable Securities under the Securities Act. Under the Investors Rights Agreement, if NetZero proposes to register any of its securities under the Securities Act, either for its own account or the account of other stockholders, the holders of Registrable Securities are entitled to notice of such registration and are entitled to include their Registrable Securities in the registration. Of the approximately 85,698,000 shares of Registrable Securities, approximately 21,286,000 shares are only entitled to these "piggy back" registration rights.

    In addition, if at any time after August 15, 2000, NetZero receives a request from certain holders of at least 20% of the Registrable Securities, NetZero is obligated to cause these shares to be registered under the Securities Act, provided that the offering size would exceed $5,000,000. Certain holders of Registrable Securities have the right to cause two demand registrations. Further, holders of Registrable Securities may require NetZero to register all or a portion of their Registrable

Securities on Form S-2 or Form S-3 under the Securities Act, provided that the offering size would exceed $1,000,000, when these forms become available for use by NetZero, and subject to certain other conditions and limitations. The holders' rights with respect to all these registrations are subject to certain conditions, including the right of the underwriters of any of these offerings to limit the number of shares included in any of these registrations. NetZero has agreed to pay all expenses related to certain of these registrations, except for underwriting discounts and commissions, to effect the registration and sale of the Registrable Securities. Upon registration, such shares are freely tradeable in the public market without restriction.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for our common stock will be U.S. Stock Transfer Corporation.

LISTING

    Application has been made for listing the common stock on The Nasdaq National Market under the trading symbol "NZRO".

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, we will have              shares of common
stock outstanding (             shares if the underwriters' over-allotment
option is exercised in full), assuming no exercise of options after
             , 1999. Of this amount, the              shares offered by this
prospectus will be available for immediate sale in the public market as of the
date of this prospectus. An additional              shares are not subject to a
180-day lock-up and will be available for sale in the public market 90 days following the date of this prospectus pursuant to Rule 701. Approximately additional shares will be available for sale in the public market following the expiration of 180-day lock-up agreements with the representatives of our underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144.

                                       APPROXIMATE SHARES
   DAYS AFTER THE DATE OF THIS         ELIGIBLE FOR FUTURE
            PROSPECTUS                       SALE(1)                        COMMENT
----------------------------------  -------------------------  ----------------------------------

Upon Effectiveness................                             Freely tradeable shares sold in
                                                               offering and shares saleable under
                                                               Rule 144(k) that are not subject
                                                               to 180-day lock-up

90 days...........................                             Shares saleable under Rule 144,
                                                               144(k) or 701 that are not subject
                                                               to 180-day lock-up

180 days..........................                             Lock-up released; shares saleable
                                                               under Rule 144, 144(k) or 701

Over 180 days.....................                             Restricted securities held for one
                                                               year or less

------------------------

(1) If the underwriters waive the 180-day lock-up agreements within the first 90
    days after the date of this prospectus, an additional              shares
    will be available for sale in the public market 90 days following the date of this prospectus, subject in some cases to compliance with the volume and other limitations of Rule 144.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of (a) 1% of the then outstanding shares of common stock (approximately shares immediately after the offering) or (b) the average weekly trading volume during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of NetZero at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.

    Our directors, executive officers, stockholders with registration rights and certain other stockholder and optionholders have agreed pursuant to the underwriting agreement and other agreements that they will not sell any common stock without the prior written consent of Goldman, Sachs & Co. for a period of 180 days from the date of this prospectus. We have also agreed not to issue any shares during the lock-up period without the consent of Goldman, Sachs & Co., except that we may, without such consent, grant options and sell shares pursuant to our stock incentive and purchase plans.

    Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this
prospectus. As of              , the holders of options to purchase
approximately              shares of common stock will be eligible to sell their
shares upon the expiration of the lock-up period, subject in certain cases to vesting of such options.

    We intend to file a registration statement on Form S-8 under the Securities
Act within       days after the completion of the offering to register
shares of common stock subject to outstanding stock options reserved for issuance under our 1999 Stock Incentive Plan, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

    In addition, certain stockholders have registration rights with respect to 85,698,444 shares of common stock and common stock equivalents. Registration of the registrable securities under the Securities Act would result in such shares becoming freely tradeable without restriction under the Securities Act.

                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, Irvine, California. As of June 30, 1999, Brobeck, Phleger & Harrison LLP and certain entities and individuals affiliated with Brobeck, Phleger & Harrison LLP beneficially owned an aggregate of 46,540 shares of our Series C preferred stock and an aggregate of 40,761 shares of our Series D preferred stock, all of which will convert to common stock in the offering. Certain legal matters relating to the sale of common stock in this offering will be passed upon for the underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

    The financial statements of NetZero, Inc. as of June 30, 1998 and for the period from July 21, 1997 (inception) through June 30, 1998 included in this prospectus and Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon their report given on the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act with respect to the shares to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. In addition, we intend to file annual, quarterly and current reports, proxy statements and other information with the Commission.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our Commission filings, including the registration statement, are also available to you on the Commission's Web-site (http://www.sec.gov).

                                 NETZERO, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants....................................................     F-2

Balance Sheets.......................................................................     F-3

Statements of Operations.............................................................     F-4

Statements of Stockholders' Equity (Deficit).........................................     F-5

Statements of Cash Flows.............................................................     F-6

Notes to Financial Statements........................................................     F-7

    The following report is in the form that will be signed upon the completion of the three-for-two forward stock split and reincorporation into Delaware as described in Note 12 of the notes to the financial statements.

                                          /s/ PricewaterhouseCoopers LLP

Woodland Hills, California
July 12, 1999

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
NetZero, Inc.

    In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of NetZero, Inc. (the "Company") as of June 30, 1998 and the results of its operations and its cash flows for the period from July 21, 1997 (Inception) through June 30, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Woodland Hills, California
May 21, 1999, except for Note 7
as to which the date is
June 30, 1999 and Note 12 as
to which the date is July  , 1999

                                 NETZERO, INC.

                                 BALANCE SHEETS

              (ALL INFORMATION AS OF MARCH 31, 1999 IS UNAUDITED)

                                                                        JUNE 30,
                                                                          1998
                                                                       -----------    MARCH 31,      PRO FORMA
                                                                                        1999       STOCKHOLDERS'
                                                                                    -------------      EQUITY
                                                                                                     MARCH 31,
                                                                                     (UNAUDITED)        1999
                                                                                                   --------------
                                                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents..........................................   $   1,000   $   6,715,000
  Accounts receivable, net of allowance for doubtful accounts of
    $50,000 at March 31, 1999........................................          --         497,000
  Other current assets...............................................          --          29,000
                                                                       -----------  -------------
      Total current assets...........................................       1,000       7,241,000

Property and equipment, net..........................................          --       1,753,000
Restricted cash......................................................          --         794,000
Deposits.............................................................          --         300,000
                                                                       -----------  -------------
      Total assets...................................................   $   1,000   $  10,088,000
                                                                       -----------  -------------
                                                                       -----------  -------------

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...................................................   $   4,000   $   2,012,000
  Due to related party...............................................      19,000              --
  Accrued liabilities................................................       1,000         300,000
  Deferred revenue...................................................          --          17,000
  Current portion of capital leases..................................          --          67,000
                                                                       -----------  -------------
      Total current liabilities......................................      24,000       2,396,000

Capital leases less current portion..................................          --         817,000
Commitments and contingencies (Note 11)..............................

Redeemable convertible preferred stock, no-par value; 19,232,000 shares authorized; 18,105,000 issued and outstanding at March 31,
  1999; liquidation preference and redemption value of $2,015,000....          --       2,015,000
                                                                       -----------  -------------
Stockholders' equity (deficit):
Convertible preferred stock, $0.001 par value; 35,181,000 shares authorized; 27,101,000 shares issued and outstanding at March 31,
  1999; liquidation preference of $11,646,000;
  Pro forma--10,000,000 shares authorized; no shares issued and
  outstanding........................................................          --      11,522,000             --
Common stock, $0.001 par value; 30,000,000 and 112,500,000 shares authorized at June 30, 1998 and March 31, 1999, respectively;
  15,000,000 and 25,004,000 shares issued and outstanding at June 30,
  1998 and March 31, 1999, respectively; Pro forma--500,000,000
  authorized; 70,210,000 shares issued and outstanding...............       2,000         755,000         70,000
Additional paid-in capital...........................................                   5,083,000     19,305,000
Note receivable from stockholder.....................................          --        (629,000)      (629,000)
Deferred stock compensation..........................................                  (4,739,000)    (4,739,000)
Accumulated deficit..................................................     (25,000)     (7,132,000)    (7,132,000)
                                                                       -----------  -------------  --------------
      Total stockholders' equity (deficit)...........................     (23,000)      4,860,000   $  6,875,000
                                                                       -----------  -------------  --------------
                                                                                                   --------------
      Total liabilities and stockholders' equity.....................   $   1,000   $  10,088,000
                                                                       -----------  -------------
                                                                       -----------  -------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                            STATEMENTS OF OPERATIONS

     (INFORMATION WITH RESPECT TO THE PERIOD FROM JULY 21, 1997 (INCEPTION)

     THROUGH MARCH 31, 1998 AND FOR THE NINE MONTHS ENDED MARCH 31, 1999 IS
                                   UNAUDITED)

                                                           JULY 21, 1997
                                                        (INCEPTION) THROUGH
                                                           JUNE 30, 1998
                                                        -------------------     JULY 21, 1997       NINE MONTHS
                                                                             (INCEPTION) THROUGH       ENDED
                                                                               MARCH 31, 1998     MARCH 31, 1999
                                                                             -------------------  ---------------
                                                                                 (UNAUDITED)        (UNAUDITED)
Net revenues..........................................     $          --        $          --      $     903,000
Cost of revenues (Including $72,000 of depreciation
  expense)............................................                --                   --          5,049,000
                                                        -------------------  -------------------  ---------------
Gross loss............................................                --                   --         (4,146,000)
                                                        -------------------  -------------------  ---------------
Operating expenses:
  Sales and marketing.................................                --                   --            439,000
  Product development.................................                --                   --            510,000
  General and administrative..........................            19,000                9,000          1,616,000
  Stock-based charges.................................                --                   --            344,000
  Depreciation and amortization.......................                --                   --             76,000
                                                        -------------------  -------------------  ---------------
Total operating expenses..............................            19,000                9,000          2,985,000
                                                        -------------------  -------------------  ---------------
Loss from operations..................................           (19,000)              (9,000)        (7,131,000)
                                                        -------------------  -------------------  ---------------
Interest income.......................................                --                   --             50,000
Interest expense......................................                --                   --            (26,000)
Other expense.........................................            (6,000)              (4,000)                --
                                                        -------------------  -------------------  ---------------
Net loss..............................................     $     (25,000)       $     (13,000)     $  (7,107,000)
                                                        -------------------  -------------------  ---------------
                                                        -------------------  -------------------  ---------------
Basic and diluted net loss per share..................     $          --        $          --      $       (0.67)
                                                        -------------------  -------------------  ---------------
                                                        -------------------  -------------------  ---------------
Shares used to calculate basic and diluted net loss
  per share...........................................        15,000,000           15,000,000         10,587,000
                                                        -------------------  -------------------  ---------------
                                                        -------------------  -------------------  ---------------
Unaudited pro forma basic and diluted net loss per
  share...............................................                                             $       (0.28)
                                                                                                  ---------------
                                                                                                  ---------------
Unaudited shares used to calculate pro forma basic and
  diluted net loss per share..........................                                                25,088,000
                                                                                                  ---------------
                                                                                                  ---------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED MARCH 31, 1999 IS UNAUDITED)

                                CONVERTIBLE                                                    NOTE
                              PREFERRED STOCK             COMMON STOCK        ADDITIONAL    RECEIVABLE      DEFERRED
                         -------------------------  ------------------------    PAID-IN        FROM          STOCK
                           SHARES        AMOUNT       SHARES       AMOUNT       CAPITAL    STOCKHOLDER    COMPENSATION
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------
Balance at July 21,
  1997 (Inception).....           --  $         --           --  $        --  $        --   $       --    $         --
  Issuance of common
    stock..............           --            --   15,000,000        2,000           --           --              --
  Net loss.............           --            --           --           --           --           --              --
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------

Balance at June 30,
  1998.................           --            --   15,000,000        2,000           --           --              --
  Issuance of Series C
    convertible
    preferred stock,
    net................   27,078,000    11,512,000           --           --           --           --              --
  Exercise of warrants
    for Series C
    convertible
    preferred stock....       23,000        10,000           --           --           --           --              --
  Exercise of stock
    options............           --            --    3,717,000      124,000           --           --              --
  Exercise of options
    for a note
    receivable.........           --            --    6,287,000      629,000           --     (629,000)             --
  Deferred stock
    compensation.......           --            --           --           --    5,016,000           --      (5,016,000)
  Amortization of
    deferred stock-
    based
    compensation.......           --            --           --           --           --           --         277,000
  Charge for issuance
    of Series A and B
    options............           --            --           --           --       67,000           --              --
  Net loss.............           --            --           --           --           --           --              --
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------
Balance at March 31,
  1999 (unaudited).....   27,101,000    11,522,000   25,004,000      755,000    5,083,000     (629,000)     (4,739,000)
  Assumed conversion of
    convertible
    preferred stock....  (27,101,000)  (11,522,000)  27,101,000   11,522,000           --           --              --
  Assumed conversion of
    redeemable
    convertible
    preferred stock....           --            --   18,105,000    2,015,000           --           --              --
Reincorporation into
  Delaware and change
  in par value of
  common stock.........           --            --           --  (14,222,000)  14,222,000           --              --
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------
Balance at March 31,
  1999, pro forma
  (unaudited)..........           --  $         --   70,210,000  $    70,000  $19,305,000   $ (629,000)   $ (4,739,000)
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------
                         -----------  ------------  -----------  -----------  -----------  ------------  --------------

                                            TOTAL
                                        STOCKHOLDERS'
                          ACCUMULATED       EQUITY
                            DEFICIT       (DEFICIT)
                         -------------  --------------
Balance at July 21,
  1997 (Inception).....   $        --    $         --
  Issuance of common
    stock..............            --           2,000
  Net loss.............       (25,000)        (25,000)
                         -------------  --------------
Balance at June 30,
  1998.................       (25,000)        (23,000)
  Issuance of Series C
    convertible
    preferred stock,
    net................            --      11,512,000
  Exercise of warrants
    for Series C
    convertible
    preferred stock....            --          10,000
  Exercise of stock
    options............            --         124,000
  Exercise of options
    for a note
    receivable.........            --              --
  Deferred stock
    compensation.......            --              --
  Amortization of
    deferred stock-
    based
    compensation.......            --         277,000
  Charge for issuance
    of Series A and B
    options............            --          67,000
  Net loss.............    (7,107,000)     (7,107,000)
                         -------------  --------------
Balance at March 31,
  1999 (unaudited).....    (7,132,000)      4,860,000
  Assumed conversion of
    convertible
    preferred stock....            --              --
  Assumed conversion of
    redeemable
    convertible
    preferred stock....            --       2,015,000
Reincorporation into
  Delaware and change
  in par value of
  common stock.........            --              --
                         -------------  --------------
Balance at March 31,
  1999, pro forma
  (unaudited)..........   $(7,132,000)   $  6,875,000
                         -------------  --------------
                         -------------  --------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                            STATEMENTS OF CASH FLOWS

     (INFORMATION WITH RESPECT TO THE PERIOD FROM JULY 21, 1997 (INCEPTION)

     THROUGH MARCH 31, 1998 AND FOR THE NINE MONTHS ENDED MARCH 31, 1999 IS
                                   UNAUDITED)

                                                           JULY 21, 1997
                                                        (INCEPTION) THROUGH
                                                           JUNE 30, 1998
                                                        -------------------     JULY 21, 1997       NINE MONTHS
                                                                             (INCEPTION) THROUGH       ENDED
                                                                               MARCH 31, 1998     MARCH 31, 1999
                                                                             -------------------  ---------------
                                                                                 (UNAUDITED)        (UNAUDITED)
Cash flows from operating activities:
  Net loss............................................       $ (25,000)           $ (13,000)       $  (7,107,000)
  Adjustments to reconcile net loss to net cash
    provided by (used in) operating activities:
    Depreciation and amortization.....................              --                   --              148,000
    Provision for doubtful accounts...................              --                   --               50,000
    Stock-based charges...............................              --                   --              344,000
    Changes in operating assets and liabilities:
      Accounts receivable.............................              --                   --             (547,000)
      Deposits........................................              --                   --             (300,000)
      Other current assets............................              --                   --              (29,000)
      Restricted cash.................................              --                   --             (794,000)
      Accounts payable................................           4,000                   --            2,008,000
      Accrued liabilities.............................           1,000                   --              299,000
      Due to related party............................          19,000               12,000              (19,000)
      Deferred revenue................................              --                   --               17,000
                                                            ----------           ----------       ---------------
        Net cash used for operating activities........          (1,000)              (1,000)          (5,930,000)
                                                            ----------           ----------       ---------------
Cash flows from investing activities:
  Purchases of property and equipment.................              --                   --           (1,171,000)
  Proceeds from the sale of fixed assets..............              --                   --              220,000
                                                            ----------           ----------       ---------------
        Net cash used for investing activities........              --                   --             (951,000)
                                                            ----------           ----------       ---------------
Cash flows from financing activities:
  Payments on capital leases..........................              --                   --              (66,000)
  Proceeds from bridge loan...........................              --                   --              100,000
  Proceeds from exercise of stock options.............              --                   --              124,000
  Net proceeds from issuance of common stock..........           2,000                2,000
  Net proceeds from issuance of redeemable convertible
    preferred stock...................................              --                   --            2,015,000
  Net proceeds from issuance of convertible preferred
    stock.............................................              --                   --           11,422,000
                                                            ----------           ----------       ---------------
        Net cash provided by financing activities.....           2,000                2,000           13,595,000
                                                            ----------           ----------       ---------------
        Change in cash and cash equivalents...........           1,000                1,000            6,714,000
Cash and cash equivalents, beginning of period........              --                   --                1,000
                                                            ----------           ----------       ---------------
Cash and cash equivalents, end of period..............       $   1,000            $   1,000        $   6,715,000
                                                            ----------           ----------       ---------------
                                                            ----------           ----------       ---------------
Supplemental disclosure of cash flow activities:
Cash paid during the year for interest................       $      --            $      --        $      26,000
                                                            ----------           ----------       ---------------
                                                            ----------           ----------       ---------------
Note receivable from a stockholder in connection with
  the exercise of stock options.......................       $      --            $      --        $     629,000
                                                            ----------           ----------       ---------------
                                                            ----------           ----------       ---------------
Bridge loan repayment in exchange for issuance of
  convertible preferred stock.........................       $      --            $      --        $     100,000
                                                            ----------           ----------       ---------------
                                                            ----------           ----------       ---------------
Equipment obtained under capital leases...............       $      --            $      --        $     950,000
                                                            ----------           ----------       ---------------
                                                            ----------           ----------       ---------------

   The accompanying notes are an integral part of these financial statements.

                                 NETZERO, INC.

                         NOTES TO FINANCIAL STATEMENTS

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

1.  BUSINESS:

    NetZero, Inc. ("NetZero" or the "Company") was incorporated in July 1997 and launched its service in October 1998. NetZero provides consumers with free access to the Internet while offering online advertisers a highly effective way to reach those consumers. The Company offers its users free and unlimited Internet access as well as free e-mail and navigational tools to enhance the users online experience. For advertisers, the Company offers an online direct marketing tool with features and functionality that have distinct advantages over traditional forms of online advertising.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

UNAUDITED INTERIM FINANCIAL INFORMATION

    The interim financial statements of the Company as of March 31, 1999 and for the periods from July 21, 1997 (inception) through March 31, 1998 and for the nine months ended March 31, 1999, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows at March 31, 1999 and for the period from July 21, 1997 (Inception) through March 31, 1998 and for the nine months ended March 31, 1999, respectively.

USE OF ESTIMATES

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

CASH EQUIVALENTS

    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of deposits in money market funds.

CONCENTRATION OF RISK

    Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with major financial institutions; at times, such balances with any one financial institution may be in excess of FDIC insurance limits. The Company's accounts receivable are derived primarily from revenue earned from customers located in the United States. The Company extends credit based upon an evaluation of the customer's financial condition and generally collateral is not required. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable; to date such losses, if any, have been within management's expectations.

    Two customers comprised 34% and 11% of the accounts receivable balance at March 31, 1999, and for the nine months ended March 31, 1999, two customers comprised 20% and 24% of revenues.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
SOURCES OF SUPPLIES

    The Company relies on third-party networks, local telephone companies and other companies to provide data communications capacity. Although management believes that alternate telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on the Company's financial position and results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and lease obligations are carried at historical cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at historical cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

LONG-LIVED ASSETS

    The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. In the event the expected undiscounted future cash flows attributable to the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, no such impairment has been recorded.

REVENUE RECOGNITION

    The Company's revenues are derived principally from the sale of banner advertisements, sponsorships, referrals of our users to other web-sites, performance based agreements, and distribution arrangements. To date most of the Company's revenues have been generated from banner advertisements. Advertising rates are dependent on whether the advertisement impressions are displayed on the Company's banner window on a general rotation or targeted to specific audiences. The Company's obligations typically include the guarantee of a minimum number of impressions or the satisfaction of other performance criteria. Advertising revenue is recognized as the impressions are displayed or as click-throughs occur, depending on the contract terms, provided that no significant company obligations remain and collection of the related receivable is probable. To date, the duration of the Company's advertising commitments have generally averaged from one to two months. To the extent minimum guaranteed impressions or other performance criteria are not met, the Company defers recognition of the corresponding revenues until the remaining guaranteed impressions or other performance criteria are met.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
PRODUCT DEVELOPMENT COSTS

    Product development costs incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web-sites and related technologies are expensed as incurred.

ADVERTISING EXPENSE

    Advertising costs are expensed as incurred and totalled $0 and $78,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the nine months ended March 31, 1999, respectively.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is recognized over the vesting period based on the difference, if any, on the date of grant between the deemed fair value of the Company's stock for accounting purposes and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

INCOME TAXES

    The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and the tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

NET LOSS PER SHARE

    Basic and diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Shares associated with stock options, warrants and convertible preferred stock are not included to the extent they are antidilutive.

UNAUDITED PRO FORMA NET LOSS PER SHARE

    Unaudited pro forma net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's convertible preferred stock into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such conversion occurred on July 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in weighted average shares used to compute basic and diluted net loss per share of 14,501,000 for the nine months ended March 31, 1999.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
COMPREHENSIVE INCOME

    Effective July 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

SEGMENTS

    Effective July 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has determined that it does not have any separately reportable business segments as of June 30, 1998 and March 31, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. The Company expects that the adoption of SOP 98-1 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In April 1998, the AICPA issued SOP No. 98-5, "Reporting on the Costs of Start-Up Activities." SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. The Company expects that the adoption of SOP No. 98-5 will not have a material impact on its financial position, results of operations or cash flows. The Company will be required to implement SOP No. 98-1 in the first quarter of fiscal 2000.

    In June 1998, The Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 is not currently expected to have a material impact on financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133 in the first quarter of fiscal 2001.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

3.  PROPERTY AND EQUIPMENT:

    Property and equipment consists of the following:

                                                              JUNE 30, 1998   MARCH 31, 1999
                                                              --------------  ---------------
Computer software and equipment.............................    $       --     $     780,000
Furniture and fixtures......................................            --           171,000
Assets under capital leases.................................            --           950,000
                                                              --------------  ---------------
Total.......................................................            --         1,901,000

Less: accumulated depreciation, including accumulated
  capital lease amortization of $0 and $76,000 at June 30,
  1998 and March 31, 1999, respectively.....................            --          (148,000)
                                                              --------------  ---------------
                                                                $       --     $   1,753,000
                                                              --------------  ---------------
                                                              --------------  ---------------

    Depreciation expense for the period from July 21, 1997 (Inception) through June 30, 1998 and for the nine months ended March 31, 1999 was $0 and $148,000, respectively.

4.  ACCRUED LIABILITIES:

    Accrued liabilities consist of the following:

                                                              JUNE 30, 1998   MARCH 31, 1999
                                                              --------------  ---------------
Accrued payroll.............................................    $       --     $     180,000
Sales tax payable...........................................            --            57,000
Accrued expenses............................................         1,000            63,000
                                                              --------------  ---------------
                                                                $    1,000     $     300,000
                                                              --------------  ---------------
                                                              --------------  ---------------

5.  RELATED-PARTY TRANSACTIONS:

    In September 1998, the Company purchased certain software technology for $80,000 in cash from a related party.

    At March 31, 1999, the Company held a note receivable from an employee for $629,000 for the exercise of stock options. The note bears interest at 4.83% per annum and is due on March 20, 2004 unless paid earlier. The note, which is classified as a component of stockholders' equity, has recourse provisions and is collateralized by the shares of common stock issued upon exercise.

6.  STOCK OPTIONS:

    The Company's 1998 and 1999 Stock Option and Stock Issuance Plans (the "Plans") provide for the issuance of stock and stock options at prices not less than 85% (110% if the award is issued to a 10% stockholder) of the fair market value at the date of issue. An aggregate of 15,000,000 shares were reserved under the Plans, of which 1,541,000 shares were available for future grant at March 31, 1999 and 3,455,000 options were outstanding at March 31, 1999.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

6.  STOCK OPTIONS: (CONTINUED)
    The Plans provide for the grant of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Options granted are generally immediately exercisable for unvested shares of common stock, with the unvested portion of the shares remaining subject to repurchase by the Company at the exercise price until the vesting period is complete. The Company had 8,407,000 unvested shares of common stock outstanding at March 31, 1999 (Note 7).

    The Stock Issuance Equity Program provides for the issuance of common stock directly to participants and may vest immediately or in one or more installments over the service period but at not less than 20% per year vesting. Unvested shares of common stock remain subject to repurchase by the Company at the original issuance price. There were no shares issued under the Stock Issuance program as of March 31, 1999.

    The following table summarizes activity under the Plan for the period from July 21, 1997 (Inception) through June 30, 1998 and for the nine months ended March 31, 1999:

                                                                                                         WEIGHTED
                                                                                                          AVERAGE
                                                                               NUMBER         PRICE      EXERCISE
                                                                             OF SHARES      PER SHARE      PRICE
                                                                           --------------  -----------  -----------
OPTIONS OUTSTANDING AT JULY 21, 1997 (INCEPTION).........................              --  $        --   $      --
  Granted................................................................       4,316,000          .03         .03
                                                                           --------------
OPTIONS OUTSTANDING AT JUNE 30, 1998.....................................       4,316,000          .03         .03
  Granted................................................................      10,139,000      .03-.10         .09
  Exercised..............................................................     (10,004,000)     .03-.10         .07
  Canceled...............................................................        (996,000)         .03         .03
                                                                           --------------
OPTIONS OUTSTANDING AT MARCH 31, 1999....................................       3,455,000  $   .03-.10   $     .06
                                                                           --------------
                                                                           --------------

    Options granted during the nine months ended March 31, 1999 resulted in a total deferred compensation amount of $4,683,000 and was included in deferred stock compensation in stockholders' equity. The deferred compensation amount will be recognized as compensation expense over the vesting period. During the nine months ended March 31, 1999, such compensation expense included in stock-based charges in the statement of operations amounted to $147,000.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

6.  STOCK OPTIONS: (CONTINUED)
    Additional information with respect to the outstanding options as of March 31, 1999 is as follows:

                  OPTIONS OUTSTANDING                                         OPTIONS EXERCISED
          ------------------------------------                                    SUBJECT TO
                         AVERAGE                   OPTIONS EXERCISABLE            REPURCHASE
                        REMAINING                 ---------------------    ------------------------
                       CONTRACTUAL    AVERAGE                  AVERAGE                    AVERAGE
          NUMBER OF     LIFE (IN      EXERCISE    NUMBER OF    EXERCISE    NUMBER OF    REPURCHASE
PRICES     SHARES        YEARS)        PRICE       SHARES       PRICE       SHARES         PRICE
------    ---------    -----------    --------    ---------    --------    ---------    -----------
$.03      1,958,000           9.54    $    .03    1,958,000    $    .03    2,119,000    $       .03
 .10      1,497,000           9.94         .10    1,497,000         .10    6,288,000            .10
          ---------                               ---------                ---------
          3,455,000                               3,455,000                8,407,000
          ---------                               ---------                ---------
          ---------                               ---------                ---------

    The Company calculated the minimum fair value of each option grant on the date of the grant using the minimum value option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                                                       JULY 21, 1997
                                                                                        (INCEPTION)          NINE MONTHS
                                                                                          THROUGH               ENDED
                                                                                       JUNE 30, 1998       MARCH 31, 1999
                                                                                     -----------------  ---------------------
Risk-free interest rates...........................................................              6%                   5%
Expected lives (in years)..........................................................              4                    4
Dividend yield.....................................................................              0%                   0%
Expected volatility................................................................              0%                   0%

                                                                                     AS REPORTED      PRO FORMA
                                                                                    --------------  --------------
Nine Months Ended March 31, 1999:
Net loss..........................................................................  $   (7,107,000) $   (7,124,000)
Basic and diluted net loss per share..............................................            (.67)           (.67)

Period from July 21, 1997 (Inception) through March 31, 1998:
Net loss..........................................................................  $      (13,000) $      (13,000)
Basic and diluted net loss per share..............................................              --              --

Period from July 21, 1997 (Inception) through June 30, 1998:
Net loss..........................................................................  $      (25,000) $      (25,000)
Basic and diluted net loss per share..............................................              --              --

    In September 1998, the Company issued options to a non employee investor to purchase 704,000 and 422,000 shares of Series A and Series B redeemable convertible preferred stock, respectively, at exercise prices equal to the respective Series A and Series B issuance prices. The Company incurred a charge of $67,000 relating to these options which is included in the

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

6.  STOCK OPTIONS: (CONTINUED)
stock-based charges in the accompanying statement of operations. The options were exercised and the preferred shares issued in March 1999.

    In December 1998, the Company issued, to a non-employee director, 225,000 options to purchase Series C convertible preferred stock at $.4297 per share. These options, which have a 48-month vesting period from the date of grant, were exercised in March 1999. The unvested portion remains subject to repurchase by the Company at the original issue price.

7.  CAPITALIZATION:

PREFERRED STOCK

    Convertible and redeemable convertible preferred stock ("preferred stock") at March 31, 1999 consist of the following:

                                                                 SHARES
                                                      ----------------------------   LIQUIDATION     REDEMPTION
                                                       AUTHORIZED     OUTSTANDING       AMOUNT         AMOUNT
                                                      -------------  -------------  --------------  -------------
Series A redeemable convertible.....................     11,957,000     11,253,000  $    1,000,000  $   1,000,000
Series B redeemable convertible.....................      7,275,000      6,852,000       1,015,000      1,015,000
Series C convertible................................     27,681,000     27,101,000      11,646,000             --
Undesignated........................................      7,500,000             --              --             --
                                                      -------------  -------------  --------------  -------------
                                                         54,413,000     45,206,000  $   13,661,000  $   2,015,000
                                                      -------------  -------------  --------------  -------------
                                                      -------------  -------------  --------------  -------------

    The outstanding Series A and Series B redeemable convertible preferred shares ("Series A" and "Series B") above exclude 704,000 and 422,000 shares, respectively, which the Company is obligated to issue at $.0889 and $.1481 per share, respectively, as part of the Series A and Series B financing in 1998. These shares were issued on June 30, 1999 in exchange for cash.

    VOTING. Each share of preferred stock has a number of votes equal to the number of shares of common stock then issuable upon its conversion. The preferred stock generally votes together with the common stock and not as a separate class.

    DIVIDENDS. The holders of each series of preferred stock are entitled to receive noncumulative dividends when, as and if declared by the Board of Directors at a rate of 8% of the respective issuance price per share per annum. No dividends have been declared or paid from inception.

    LIQUIDATION. In the event of any liquidation or winding up of the Company, the holders of each series of preferred stock will be entitled to receive, in preference to the holders of common stock, any distribution of assets of the Company equal to the sum of the respective issuance price of such shares plus any accrued and unpaid dividends.

    After the full liquidation preference on all outstanding shares of preferred stock has been paid, any remaining funds and assets of the Company will be distributed pro rata among the holders of the preferred stock and common stock, assuming conversion of each series of the preferred shares until the holders of the Series A, Series B and Series C shares have received an aggregate of five

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

7.  CAPITALIZATION: (CONTINUED)
times the then-existing conversion price which would result in maximum per share distribution amounts of $0.44, $0.74 and $2.15, respectively. The conversion price is considered the original issuance price adjusted for certain dilutive issuances, stock splits and combinations, if any.

    REDEMPTION. If a liquidation or initial public offering has not occurred by September 9, 2003, the holders of Series A and B redeemable convertible preferred stock are entitled to a redemption out of the assets of the Company equal to the issue price per share and any declared but unpaid dividends at the date of redemption.

    CONVERSION. Each share of preferred stock is convertible at the holder's option at any time into common stock, according to a ratio which is one-for-one, subject to adjustment for dilution. Each share of preferred stock automatically converts into common stock at the then applicable conversion rate upon (i) the closing of an underwritten public offering pursuant to which the post-closing enterprise value is at least $50,000,000 and the Company receives proceeds of not less than $10,000,000, or (ii) the consent of a majority of the then outstanding preferred stockholders. As of March 31, 1999, the Company was required to keep available, out of its authorized but unissued shares of common stock, 45,206,000 shares for conversion of preferred stock.

COMMON STOCK

    As a condition to the issuance of Series A redeemable convertible preferred stock in September 1998, the employee founding stockholders of all of the then 15 million outstanding common shares entered into stock restriction agreements with the Company pursuant to which 7.5 million of the outstanding common shares were restricted and were made subject to monthly vesting over a four-year period based on the founders continued employment with the Company. Under the terms of the restricted stock agreements, the Company has the right to repurchase the unvested shares at the original issue price in the event a founder ceases to be an employee or service provider to the Company. The repurchase right shall automatically lapse with respect to the unvested shares in the event the founder is terminated without cause following a corporate transaction, defined as a (i) merger or consolidation with more than a 50% change of control or (ii) sale, transfer or disposition of substantially all the Company's assets in a dissolution. The Company recorded deferred stock compensation amounting to $333,000 for the shares covered under the restricted stock agreements. The deferred amount will be recognized as compensation expense over the vesting period. During the nine months ended March 31, 1999, such compensation expense included in stock-based charges in the statement of operations amounted to $130,000.

    At March 31, 1999, 14,970,000 shares of common stock were subject to repurchase, of which 6,563,000 shares related to unvested shares under the restricted stock agreements and 8,407,000 shares related to unvested stock options exercised.

WARRANTS

    Under the terms of a loan outstanding during the third quarter of 1999, the Company issued fully vested and exercisable warrants to purchase 23,000 shares of its Series C convertible

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

7.  CAPITALIZATION: (CONTINUED)
preferred stock at an exercise price of $.4297 per share. The Company determined the fair value of the warrants to be immaterial at the date of issuance.

8.  NET LOSS PER SHARE:

    The following table sets forth the computation of basic, diluted and pro forma net loss per share for the periods indicated:

                                                                     JULY 21, 1997           NINE MONTHS
                                                                      (INCEPTION)          ENDED MARCH 31,
                                                                        THROUGH     -----------------------------
                                                                     JUNE 30, 1998      1998            1999
                                                                     -------------  -------------  --------------
HISTORICAL PRESENTATION
Numerator:
  Net loss.........................................................   $   (25,000)  $     (13,000) $   (7,107,000)
                                                                     -------------  -------------  --------------
Denominator:
  Weighted average shares..........................................    15,000,000      15,000,000      10,587,000
                                                                     -------------  -------------  --------------
                                                                     -------------  -------------  --------------
Basic and diluted net loss per share...............................   $        --   $          --  $         (.67)
                                                                     -------------  -------------  --------------

PRO FORMA PRESENTATION
Denominator:
  Shares used above............................................................  10,587,000

  Weighted average effect of convertible securities:
    Series A redeemable convertible preferred stock............................   6,684,000
    Series B redeemable convertible preferred stock............................   2,406,000
    Series C convertible preferred stock.......................................   5,411,000
                                                                                 ----------
Denominator for pro forma calculation..........................................  25,088,000
                                                                                 ----------
                                                                                 ----------
Unaudited pro forma basic and diluted net loss per share.......................  $     (.28)
                                                                                 ----------
                                                                                 ----------

    The diluted per share computations exclude convertible preferred stock and options which were antidilutive. The number of shares excluded from the diluted net loss per share computation were 4,316,000 and 63,132,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the nine months ended March 31, 1999, respectively. The number of such shares excluded from the pro forma diluted net loss per share computation was 17,926,000 for the nine months ended March 31, 1999.

9.  EMPLOYEE BENEFIT PLAN:

    The Company has a 401(k) Profit Sharing Plan ("the Plan") available to all employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary. To date, the Company has not made any contributions to the Plan as of March 31, 1999.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

10.  INCOME TAXES:

    As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at June 30, 1998 is as follows:

                                                                                JUNE 30, 1998
                                                                                --------------
Deferred tax assets:
  Net operating loss carryforwards............................................    $   10,000
                                                                                --------------
  Total deferred tax assets...................................................        10,000

  Less: valuation allowance...................................................       (10,000)
                                                                                --------------
Net deferred taxes............................................................    $       --
                                                                                --------------
                                                                                --------------

    Due to the uncertainty surrounding the realization of the benefits in future tax returns, the Company has placed a valuation allowance against its deferred tax assets.

    At June 30, 1998, the Company had net operating losses for federal and state income tax purposes of approximately $25,000 which begin to expire in 2018 for federal income tax purposes. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future.

11.  COMMITMENTS AND CONTINGENCIES:

CAPITAL LEASES

    During the nine months ended March 31, 1999, the Company entered into certain noncancelable lease obligations for computer equipment. The future minimum lease payments are discounted using interest rates of 21-29% over the two- to five-year lease terms.

    Future minimum lease payments under noncancelable capital leases for the following fiscal years at March 31, 1999 are:

1999...........................................................  $  115,000
2000...........................................................     459,000
2001...........................................................     421,000
2002...........................................................     163,000
2003...........................................................       4,000
Thereafter.....................................................       2,000
                                                                 ----------
Total minimum obligations......................................   1,164,000
Less amounts representing interest.............................    (280,000)
                                                                 ----------
Present value of minimum obligations...........................     884,000
Less current portion...........................................     (67,000)
                                                                 ----------
Total..........................................................  $  817,000
                                                                 ----------
                                                                 ----------

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

11.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
OPERATING LEASE

    The Company leases its facilities under a noncancelable operating lease expiring in 2009. The lease contains a provision that payments may be adjusted for increases in the lessor's direct costs as well as a five-year renewal option. The Company must maintain a letter of credit with a financial institution as a security deposit in accordance with the facility lease agreement. The letter of credit, which remains in effect until March 2000, is collateralized by a certificate of deposit account which is classified as restricted cash at March 31, 1999.

    Future minimum lease payments under the facility lease for the following fiscal years at March 31, 1999 are:

1999..........................................................................  $       62,000
2000..........................................................................         936,000
2001..........................................................................       1,243,000
2002..........................................................................       1,243,000
2003..........................................................................       1,247,000
Thereafter....................................................................       8,103,000
                                                                                --------------
Total.........................................................................  $   12,834,000
                                                                                --------------
                                                                                --------------

    Total rental expense for operating leases was $0 and $59,000 for the period from July 21, 1997 (Inception) through June 30, 1998 and for the nine months ended March 31, 1999, respectively.

12.  SUBSEQUENT EVENTS:

SALE OF SERIES D CONVERTIBLE PREFERRED STOCK

    In May 1999, the Company issued 18,082,000 shares of Series D convertible preferred stock ("Series D Preferred") for $33,271,000. All holders of Series D preferred have voting, dividend and liquidation preferences substantially the same as holders of Series A, B and C convertible preferred stock. There are no redemption rights associated with the series D preferred stock offering.

INITIAL PUBLIC OFFERING AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY:

    In July 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO, all of the then outstanding shares of the Company's convertible preferred stock and redeemable convertible preferred stock will automatically convert into shares of common stock on a one-for-one basis, subject to antidilution provisions.

    In July 1999, the Board of Directors approved the reincorporation of the Company in the State of Delaware, the change in the par value of the Company's common stock and the increase in the number of authorized shares which will be effected prior to the closing of the IPO.

                                 NETZERO, INC.

         (ALL INFORMATION WITH RESPECT TO MARCH 31, 1999 IS UNAUDITED)

12.  SUBSEQUENT EVENTS: (CONTINUED)
    The conversion of the Series A and B redeemable convertible preferred stock and the Series C convertible preferred stock, and the planned reincorporation of the Company in Delaware have been reflected in the accompanying unaudited pro forma balance sheet and statement of stockholders' equity as if these events had occurred on March 31, 1999.

STOCK SPLIT

    In July 1999, the Company authorized and implemented a three-for-two forward stock split. The share information in the accompanying financial statements has been retroactively restated to reflect the effect of the stock split.

                                  UNDERWRITING

    NetZero, Inc. and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Wit Capital Corporation are the representatives of the underwriters.

                      Underwriters                         Number of Shares
--------------------------------------------------------  -------------------
Goldman, Sachs & Co.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.....
Hambrecht & Quist LLC...................................
Wit Capital Corporation.................................

                                                                --------
      Total.............................................
                                                                --------
                                                                --------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from NetZero to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by NetZero. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to
purchase       additional shares.

                                                       Paid by NetZero
                                                 ---------------------------
                                                 No Exercise   Full Exercise
                                                 ------------  -------------
Per Share......................................   $              $
Total..........................................   $              $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
certain other brokers or dealers at a discount of up to $      per share from
the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    NetZero has agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this Prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

    At the request of NetZero, the underwriters have reserved for sale, at the
initial public offering price, up to       % of the common stock offered hereby
for sale to certain directors, employees and associates of NetZero. There can be no assurance that any of the reserved shares will be purchased. The number of shares available for sale to the general public in this offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among NetZero and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be NetZero's historical performance, estimates of the business potential and earnings prospects of NetZero, an assessment of NetZero's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Application has been made for quotation of the Common Stock on The Nasdaq National Market under the symbol "NZRO".

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offerings are in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    NetZero estimates that the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $      . NetZero
will pay all such expenses.

    NetZero has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                   [ARTWORK]
                                   [To Come]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                          Page
                                          -----
Prospectus Summary...................           3
Risk Factors.........................           5
Information Regarding Forward-Looking
  Statements.........................          23
Use of Proceeds......................          24
Dividend Policy......................          24
Capitalization.......................          25
Dilution.............................          26
Selected Financial Data..............          27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................          28
Business.............................          35
Management...........................          47
Principal Stockholders...............          59
Certain Transactions.................          61
Description of Capital Stock.........          64
Shares Eligible For Future Sale......          68
Legal Matters........................          69
Experts..............................          69
Additional Information...............          70
Index to Financial Statements........         F-1
Underwriting.........................         U-1

                               ------------------

    Through and including             , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        Shares
                                 NETZERO, INC.
                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                          DONALDSON, LUFKIN & JENRETTE
                               HAMBRECHT & QUIST
                            WIT CAPITAL CORPORATION

                      Representatives of the Underwriters

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission, NASD and Nasdaq National Market fees. All of the expenses below will be paid by NetZero.

ITEM
---------------------------------------------------------------
Registration fee...............................................
NASD filing fee................................................
Nasdaq National Market listing fee.............................
Blue sky fees and expenses.....................................
Printing and engraving expenses................................
Legal fees and expenses........................................
Accounting fees and expenses...................................
Transfer Agent and Registrar fees..............................
Miscellaneous..................................................
                                                                 ----------
      Total....................................................
                                                                 ----------
                                                                 ----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Company's directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Company. Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Company has obtained or will obtain liability insurance for its officers and directors.

    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that the Company shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

    The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this offering. In addition, the Company intends to enter into indemnification agreements with each of its directors, a form of which is filed as Exhibit 10.27 hereto.

    There is no pending litigation or proceeding involving any director, officer, employee or agent of the Company in which indemnification will be required or permitted. Moreover, the Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. The Company believes that the foregoing indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The Underwriting Agreement (the form of which is filed as Exhibit 1.1 hereto) provides for indemnification by the underwriters of NetZero and its officers and directors, and by NetZero of the underwriters, for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The following is a summary of transactions by the Company since the Company's inception in July 1997 involving sales of the Company's securities that were not registered under the Securities Act. All of the numbers reflect a post-split basis.

    (a) In July 1997, we issued an aggregate of 15,000,000 shares of common stock for an aggregate purchase price of $2,000 to the founders of the Company.

    (b) In September 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our initial Series A closing.

    (c) In October 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our second Series A closing.

    (d) In November 1998, we issued an aggregate of 3,516,507 shares of Series A preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our third Series A closing.

    (e) In December 1998, we issued an aggregate of 4,219,173 shares of Series B preferred stock for an aggregate purchase price of $625,000 to two investors in connection with our initial Series B closing and our second Series B closing.

    (f) In January 1999, we issued an aggregate of 2,109,586 shares of Series B preferred stock for an aggregate purchase price of $312,500 to two investors in connection with our third Series B closing.

    (g) In January 1999, we issued 101,260 shares of Series B Preferred for a purchase price of $15,000 to David C. Bohnett.

    (h) In January 1999, in connection with a $100,000 bridge loan, we issued warrants to two investors to purchase up to 23,271 shares of Series C preferred stock at $0.4297 per share. The investors exercised these warrants in full in February 1999.

    (i) In February 1999, we issued an aggregate of 26,851,533 shares of Series C preferred stock to several investors for an aggregate purchase price of $11,539,001.

    (j) In March 1999, we issued 703,300 shares of Series A preferred stock for a purchase price of $62,500 to one investor in connection with the exercise of an option issued in connection with our initial Series A closing in September 1998.

    (k) In March 1999, we issued 421,917 shares of Series B preferred stock for a purchase price of $62,500 to one investor in connection with the exercise of an option granted in connection with our initial Series B closing.

    (l) In March 1999, we issued 225,000 shares of Series C preferred stock for an aggregate purchase price of $96,690 to David C. Bohnett in connection with the exercise of an option granted to him after joining our Board of Directors.

    (m) In May 1999, we issued an aggregate of 18,082,283 shares of Series D preferred stock to several investors for an aggregate purchase price of $33,271,405.

    (n) In June 1999, we issued an aggregate of 703,300 shares of Series A preferred stock for an aggregate consideration of $62,500 in cash and services to one investor in connection with our fourth Series A closing.

    (o) In June 1999, we issued an aggregate of 421,917 shares of Series B preferred stock for an aggregate consideration of $62,500 in cash and services to one investor in connection with our fourth Series B closing.

    From June 16, 1998 to June 30, 1999, we granted options to purchase an aggregate of 17,128,182 shares of common stock to our directors, executive officers, employees and consultants at a weighted exercise price of $0.218. As of June 30, 1999, options to purchase 5,673,699 shares at an exercise price of $0.033 per share, options to purchase 8,132,208 shares at an exercise price of $0.10 per share, options to purchase 1,200,000 shares at an exercise price of $.0333 and options to purchase 1,919,925 shares at an exercise price of $0.867, and options to purchase 202,350 shares at an exercise price of $3.333 had been issued.

    None of the foregoing transactions involved any public offering, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

    The following Exhibits are attached hereto and incorporated herein by reference:

  EXHIBIT
  NUMBER                                        DESCRIPTION
-----------  ----------------------------------------------------------------------------------

     1.1*    Form of Underwriting Agreement.

     3.1*    Certificate of Incorporation of the Company.

     3.2*    Bylaws of the Company.

     4.1     See Exhibit 3.1 and 3.2 for provisions of the Company's Certificate of
               Incorporation and Bylaws defining the rights of holders of the Company's common stock. See Exhibit 10.24 for the rights of certain holders of registration rights.

     4.2*    Specimen common stock certificates.

     5.1*    Opinion of Brobeck, Phleger and Harrison LLP.

    10.1**   Adserver License Agreement dated as of August 28, 1998, between the Registrant and
               NetGravity, as amended.

    10.2     Technology Assignment Agreement dated as of September 11, 1998, by and between the
               Registrant and Impact Software, Inc.

    10.3     Form of Stock Restriction Agreement between the Registrant and the founders.

    10.4     Preferred Stock Purchase Agreement dated as of September 11, 1998, among the
               Registrant and certain investors thereto.

    10.5**   Master Lease Agreement dated as of September 12, 1998, as amended, between the
               Registrant and Leasing Technologies International, Inc.

    10.6     Master Agreement dated as of October 13, 1998, by and between the Registrant and
               GTE Internetworking Incorporated.

    10.7     Series C Stock Option granted on December 4, 1998, for David Bohnett; exercised
               March 8, 1999.

    10.8     Series B Stock Purchase Agreement dated as of January 1, 1999, between the
               Registrant and David C. Bohnett.

    10.9     Convertible Subordinated Note and Warrant Purchase Agreement dated as of January
               15, 1999.

    10.10    Series C Preferred Stock Purchase Agreement dated as of January 27, 1999, between the Registrant and certain investors thereto.

    10.11    Standard Office Lease dated as of March 6, 1999, as amended on March 7, 1999, by and between the Registrant and Westlake Gardens.

    10.12**  Service Agreement dated as of March 19, 1999, by and between the Registrant and
               Level 3 Communications, LLC.

    10.13    Employment Agreement dated as of March 20, 1999, by and between the Registrant and
               Frederic A. Randall, Jr.

  EXHIBIT
  NUMBER                                        DESCRIPTION
-----------  ----------------------------------------------------------------------------------
    10.14    Employment Agreement dated as of March 20, 1999, between the Registrant and Mark
               R. Goldston.

    10.15    Stock Pledge Agreement dated as of March 20, 1999, between the Registrant and Mark
               R. Goldston, as amended.

    10.16    Note Secured by Stock Pledge Agreement dated March 20, 1999, made by Mark R.
               Goldston in favor of the Registrant, as amended.

    10.17**  Software License and Service Agreement dated as of April 14, 1999, between
               Registrant and Oracle Corporation.

    10.18    Employment Agreement dated as of April 17, 1999, by and between the Registrant and
               Charles S. Hilliard.

    10.19    Stock Pledge Agreement dated April 17, 1999, between the Registrant and Charles S.
               Hilliard.

    10.20    Note Secured by Stock Pledge Agreement dated April 17, 1999, made by Charles S.
               Hilliard in favor of the Registrant.

    10.21**  Start Page Agreement dated as of April 20, 1999, between the Registrant and
               LookSmart, Ltd.

    10.22    Distributor, License and Affiliate Agreement dated as of April 30, 1999, between the Registrant and Compaq Computer Corporation.

    10.23    Series D Preferred Stock Purchase Agreement dated as of May 10, 1999, by and among the Registrant and the investors listed on Schedule A thereto.

    10.24    Amended and Restated Investors' Rights Agreement dated as of May 10, 1999, by and among the Registrant and the investors, officers and founders listed on schedules thereto.

    10.25    1998 Stock Option/Stock Issuance Plan

    10.26    1999 Stock Option/Stock Issuance Plan

    10.27    Form of Indemnification Agreement between the Registrant and its directors.

    10.28*   1999 Stock Incentive Plan

    10.29*   Employee Stock Purchase Plan

    23.1*    Consent of Brobeck, Phleger & Harrison LLP (Included in Exhibit 5.1 hereto).

    23.2     Consent of PricewaterhouseCoopers LLP, independent accountants

    24.1     Power of Attorney (Included on signature pages hereto).

    27.1     Financial Data Schedule.

------------------------

 *  To be filed by amendment.

** To be filed by amendment and confidential treatment will be requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.

** Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

    (b) Financial Statement Schedules

    All such Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westlake Village, State of California, on the 14th day of July, 1999.

                                NETZERO, INC.

                                By:             /s/ MARK R. GOLDSTON
                                     -----------------------------------------
                                                  Mark R. Goldston
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

    KNOW ALL MEN BY THESE PRESENTS, the undersigned hereby constitute and appoint Mark R. Goldston and Charles S. Hilliard and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
                                Chairman, Chief Executive
     /s/ MARK R. GOLDSTON         Officer and Director
------------------------------    (Principal Executive          July 14, 1999
       Mark R. Goldston           Officer)

                                Senior Vice President,
   /s/ CHARLES S. HILLIARD        Finance and Chief
------------------------------    Financial Officer             July 14, 1999
     Charles S. Hilliard          (principal financial and
                                  accounting officer)

      /s/ RONALD T. BURR        President and Director
------------------------------                                  July 14, 1999
        Ronald T. Burr

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ WILLIAM T. GROSS       Director
------------------------------                                  July 14, 1999
       William T. Gross

    /s/ JAMES T. ARMSTRONG      Director
------------------------------                                  July 14, 1999
      James T. Armstrong

     /s/ DAVID C. BOHNETT       Director
------------------------------                                  July 14, 1999
       David C. Bohnett

   /s/ JENNIFER S. FONSTAD      Director
------------------------------                                  July 14, 1999
     Jennifer S. Fonstad

      /s/ PAUL G. KOONTZ        Director
------------------------------                                  July 14, 1999
        Paul G. Koontz

                                 EXHIBIT INDEX

     1.1*    Form of Underwriting Agreement.

     3.1*    Certificate of Incorporation of the Company.

     3.2*    Bylaws of the Company.

     4.1     See Exhibit 3.1 and 3.2 for provisions of the Company's Certificate of
               Incorporation and Bylaws defining the rights of holders of the Company's common stock. See Exhibit 10.24 for the rights of certain holders of registration rights.

     4.2*    Specimen common stock certificates.

     5.1*    Opinion of Brobeck, Phleger and Harrison LLP.

    10.1**   Adserver License Agreement dated as of August 28, 1998, between the Registrant and
               NetGravity, as amended.

    10.2     Technology Assignment Agreement dated as of September 11, 1998, by and between the
               Registrant and Impact Software, Inc.

    10.3     Form of Stock Restriction Agreement between the Registrant and the founders.

    10.4     Preferred Stock Purchase Agreement dated as of September 11, 1998, among the
               Registrant and certain investors thereto.

    10.5**   Master Lease Agreement dated as of September 12, 1998, as amended, between the
               Registrant and Leasing Technologies International, Inc.

    10.6     Master Agreement dated as of October 13, 1998, by and between the Registrant and
               GTE Internetworking Incorporated.

    10.7     Series C Stock Option granted on December 4, 1998, for David Bohnett; exercised
               March 8, 1999.

    10.8     Series B Stock Purchase Agreement dated as of January 1, 1999, between the
               Registrant and David C. Bohnett.

    10.9     Convertible Subordinated Note and Warrant Purchase Agreement dated as of January
               15, 1999.

    10.10    Series C Preferred Stock Purchase Agreement dated as of January 27, 1999, between the Registrant and certain investors thereto.

    10.11    Standard Office Lease dated as of March 6, 1999, as amended on March 7, 1999, by and between the Registrant and Westlake Gardens.

    10.12**  Service Agreement dated as of March 19, 1999, by and between the Registrant and
               Level 3 Communications, LLC.

    10.13    Employment Agreement dated as of March 20, 1999, by and between the Registrant and
               Frederic A. Randall, Jr.

    10.14    Employment Agreement dated as of March 20, 1999, between the Registrant and Mark
               R. Goldston.

    10.15    Stock Pledge Agreement dated as of March 20, 1999, between the Registrant and Mark
               R. Goldston, as amended.

    10.16    Note Secured by Stock Pledge Agreement dated March 20, 1999, made by Mark R.
               Goldston in favor of the Registrant, as amended.

    10.17**  Software License and Service Agreement dated as of April 14, 1999, between
               Registrant

               and Oracle Corporation.

    10.18    Employment Agreement dated as of April 17, 1999, by and between the Registrant and
               Charles S. Hilliard.

    10.19    Stock Pledge Agreement dated April 17, 1999, between the Registrant and Charles S.
               Hilliard.

    10.20    Note Secured by Stock Pledge Agreement dated April 17, 1999, made by Charles S.
               Hilliard in favor of the Registrant.

    10.21**  Start Page Agreement dated as of April 20, 1999, between the Registrant and
               LookSmart, Ltd.

    10.22    Distributor, License and Affiliate Agreement dated as of April 30, 1999, between the Registrant and Compaq Computer Corporation.

    10.23    Series D Preferred Stock Purchase Agreement dated as of May 10, 1999, by and among the Registrant and the investors listed on Schedule A thereto.

    10.24    Amended and Restated Investors' Rights Agreement dated as of May 10, 1999, by and among the Registrant and the investors, officers and founders listed on schedules thereto.

    10.25    1998 Stock Option/Stock Issuance Plan

    10.26    1999 Stock Option/Stock Issuance Plan

    10.27    Form of Indemnification Agreement between the Registrant and its directors.

    10.28*   1999 Stock Incentive Plan

    10.29*   Employee Stock Purchase Plan

    23.1*    Consent of Brobeck, Phleger & Harrison LLP (Included in Exhibit 5.1 hereto).

    23.2     Consent of PricewaterhouseCoopers LLP, independent accountants

    24.1     Power of Attorney (Included on signature pages hereto).

    27.1     Financial Data Schedule.

------------------------

 *  To be filed by amendment.

** To be filed by amendment and confidential treatment will be requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.